UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the sixteen months ended December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 16, 2015

WE SELL WHATEVER YOU CAN IMAGINE HONG KONG TELEVISION NETWORK LIMITED SEHK : 1137 NASDAQ : HKTV

HONG KONG TELEVISION NETWORK LIMITED is a Hong Kong and the U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology and applications. The Group strives to expand its foothold to the multimedia and TV industry. Riding on our content library together with strong brand presence in Hong Kong, we are now developing various business models to build a 24-hour “e-Shopping Mall” providing a one-stop shop platform to people in Hong Kong, including entertainment, online shopping, delivery service and impressive customer experience. For more information on HKTV, please visit www.hktv.com.hk. 1137HKTV) 24 www.hktv.com.hk www. hktv.com.hk 02 Financial Highlights 04 Major Milestones and Events 08 Chairman’s Statement 10 Management’s Discussion and Analysis 18 Pro?le of Directors and Senior Management ONE STOP SHOP FINANCIAL INFORMATION 22 Corporate Governance Report PLATFORM FOR 33 Report of the Directors ENTERTAINMENT & 39 Independent Auditor’s Report 40 Consolidated Income Statement ONLINE SHOPPING 41 Consolidated Statement of Comprehensive Income 42 Consolidated Balance Sheet MALL 44 Balance Sheet 46 Consolidated Statement of Changes in Equity 48 Consolidated Cash Flow Statement 49 Notes to the Financial Statements 111 Five-Year Financial Summary 112 Corporate Information

FINANCIAL HIGHLIGHTS In thousands of Hong Kong dollars except for per share amounts and ratios For the sixteen months ended For the twelve months ended 31 December 2014 31 August 2013 Turnover 23,027 7,802 Loss attributable to shareholders (237,002) (40,310) Loss per share—Basic and Diluted (HK Cents) (29.3) (5.0) Capital Expenditures 68,717 37,708 As at As at 31 December 2014 31 August 2013 Cash position1 819,186 690,506 Available-for-sale securities 1,784,363 1,961,614 Total outstanding borrowings 802,165 532,043 Total equity attributable to equity shareholders 3,055,161 3,250,622 Shares in issue (in thousands) 809,017 809,017 Net asset per share (HK$) 3.78 4.02 Gearing ratio N/A N/A 1Cash position means cash at bank and in hand and term deposits

0203 SERVES EVERY ASPECT OF YOUR DAILY LIVES HKTV Mall offers a wide spectrum of products to serve every aspect of your daily lives. Particularly, we offer direct product delivery including fashion, accessories, food and beverage products from Japan & Korea.

MAJOR MILESTONES AND EVENTS

1992

MAY
City Telecom (H.K.) Limited ("City Telecom") was incorporated in Hong Kong

1997

JAN
Launch of IDD300 Calling Service

MAR
Set up INC (the Specialized IDD Network for Corporations) for corporate sector

AUG
City Telecom was listed on The Stock Exchange of Hong Kong Limited

1998

NOV
The first company to receive the licence of ISR voice service in Hong Kong

1999

JAN
Launch of IDD1666 Direct Calling Service

NOV
ADR listing on the NASDAQ National Market of USA

2000

FEB
Hong Kong Broadband Network Limited ("HKBN"), a subsidiary of City Telecom obtained the local wireless FTNS licence

MAR
Launch of Broadband Internet services by HKBN

2001

MAY
CTI International awarded the Satellite-based Fixed Carrier licence

2002

APR
HKBN officially launched local on-net VoIP telephony service, and upgraded to become a wireline-based FTNS licensee

JUN
Launched of HKBN IDD0030 service

2003

AUG
HKBN officially launched IP-TV service

2004

NOV
HKBN announced the launch of "bb100", Hong Kong's first 100Mbps residential broadband service

2005

APR
HKBN launched "bb1000" Fibre-To-The-Home 1Gbps residential broadband service

OCT
HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone

2006

SEP
City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures

2007

MAR
HKBN enhanced Digital TV Platform and launched new application "bbBOX"

2008

JAN
HKBN launched free WiFi service at public rental housing estates

FEB
HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

04 05

2009

FEB
City Telecom launched talent upgrade program: "Next Station: University"

NOV
HKBN launched "AWESOME SPEED. FOR EVERYONE" 100Mbps broadband at HK$99 /month (US$13)

DEC
HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions

2010

FEB
HKBN took on climate change with expedition to the Antarctica

MAR
City Telecom celebrated 10 Years on NASDAQ

MAR
HKBN launched bb100 + WiFi services at Hong Kong International Airport

APR
HKBN launched 1 Gbps broadband for HK$199/month (US$26)

NOV
Mr. Ricky Wong, Chairman, was awarded Ernst & Young Entrepreneur Of The Year 2010 China For Telecom Category

DEC
HKBN launches HD Online Music Portal – MusicOne

2011

MAY
Surpassed 10,000 Symmetric 1Gbps Subscribers

JUN
Incredible 1Gbps Triple-Play (1Gbps Broadband, HomeTel, bbTV) for HK$158/month (US$20/month)

JUN
Awesome HK$9.9/month (US$1.30) HomeTel Switch-Over Offer for incumbent's customers

AUG
City Telecom announced the establishment of Worldclass Multimedia Centre Doorway to Multimedia Creativity

2012

FEB
HKBN "Big Fat Dumb Pipes" that easily handles over 100GB/month per user across our 600,000 plus FTTH/B customer base

FEB
Groundbreaking of City Telecom's TV & Multimedia Production Centre

MAR
Over 4,500 applicants strive for career opportunity in City Telecom TV Division

MAY
City Telecom sold HKBN and all telecom businesses to CVC Capital Partners, a global private equity firm

SEP
City Telecom celebrates 20th Anniversary : Together We Create TV Miracles


CTI

Mr. Ricky Wong, Chairman of City Telecom (11th from the left) led our guests and talents to celebrate 20 th Anniversary.

MAJOR MILESTONES AND EVENTS

2012

OCT
City Telecom's TV & Multimedia Production Centre reached a new milestone

DEC
City Telecom launched "TV Network Naming Ceremony and Programme Preview" event

2013

JAN
City Telecom renamed as Hong Kong Television Network Limited ("HKTV")

OCT
HKTV's application on Free TV Programme Service Licence was rejected by the Government

DEC
HKTV announced new developments to its multimedia business. Upon the completion of acquiring mobile TV service licence and spectrum, Over-The-Top (OTT) Internet content platform as well as mobile TV service will be launched

2014

OCT
Cisco and HKTV proudly announced revolutionary "Shoppertainment"–HKTV Mall

OCT
HKTV entered into content licensing agreement for broadcast and distribution rights with ASTRO, bringing HKTV's dramas to audience in Southeast Asia region

NOV
With "Always Something New" as corporate vision, HKTV announced its grand launch. The public can watch HKTV's self-produced dramas, variety & infotainment programs via Internet-connected devices such as smartphones, tablets & personal computers, smart TVs & set-top boxes


HKTV
新活 才是生活



HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

0607 2014 DEC Trial Run for Online Shopping Mall Commenced 2015 FEB MAR Grand Launch of HKTV Online Shopping Mall. Starting HKTV’s first promotional event being held at large with the slogan“We Sell Whatever You Can Imagine”, HKTV shopping mall for its drama “The Menu” works with more than 333 stores from Hong Kong, Japan & Korea, targeting to be a large scale online shopping mall MAR HKTV App was available on PlayStation®4 FEB HKTV Launched Video-on-Demand Service on TV Set-Top Box

CHAIRMAN’S STATEMENT Dear Shareholders, Since 25 years’ ago in City Telecom until today’s HKTV, “Always something new” has always been our company philosophy. From IDD to broadband business, from broadband to TV & multimedia content production, and to now, the new era of big data, we are striving for the new elements that technology can generate to the Hong Kong society, thus leading us to new lives. HKTV’s platform was launched in November 2014, in the ways of apps and website. In the first phase, self-produced drama series, variety & infotainment programs as well as acquired contents from Japan and Korea were made available to the Hong Kong public via Internet. For the period from 16 February 2015 to 15 March 2015, collectively and on aggregate basis of using different devices, approximately 988,000 Users watched our TV programmes and over 1,137,000 Users browsed and/or shopped in our online shopping mall. In February 2015, we launched our online shopping mall with more than 333 merchants from Hong Kong, Japan & Korea, a wide variety of products are now available on HKTV Mall. Meanwhile, we are tuning our system, apps and web design, as well as warehouse and logistics operations, aiming to serve our customers in the best way we can. In the coming months, we aim to line up more merchants and products, offering more choices for consumers. Hong Kong has long been regarded as the shopping paradise in Asia. However, as high rent cost has created pressure on retailing, the choice of products available for customers is limited. Even Hong Kong consumers complain about this undesirable situation, and even we have many shopping malls around Hong Kong, most of the shops inside those shopping malls are indeed large chain stores of similar types. Many people have misunderstood the positioning of HKTV Mall. We are not an online shop. We are an online shopping mall that provide retailers and wholesalers an online platform with all necessary support, including but not limited to, IT system, digital marketing, payment gateway, product shooting and ?lming, warehousing and delivery logistics. Currently, more than 95% of the products are owned and sold by our merchants to consumers. This business model will help to eliminate the risk of holding excessive inventories as borne by other retailers. On one hand, HKTV Mall offers retailers and wholesalers a more ?exible and cost effective solution to reach consumers directly. On the other hand, consumer will also be bene?ted as we are bringing in more variety of products. On HKTV platform, we are able to get the data of how consumers are watching our programs and advertisements, what are consumers’ interest in products across different industries, and their purchase behavior. This learning experience and information is extremely important to our future, so as to maintain Hong Kong’s accolade as the shopping paradise in Asia. We did not just invest heavily in the platform itself, but have also started to invest in its big data analysis. This will enable us to form a strong bonding with all the retailers and brand owners in this region. Despite we are working hard on this online shopping business, we did not give up our plan of TV business. Indeed, we are still waiting for the Court’s judgment of our two Judicial Review cases. In the case of favorable judgment, we will reshape our new plan on mobile TV business. The unique advantage of our mobile TV licence is its spectrum that can reach extensive coverage effectively, and the licence condition that allows us to perform TV shopping, which can be integrated into our existing HKTV Mall shopping platform, but is not allowed under a normal free TV licence. While we are still at the beginning stage of this new project, I expect we will still be in an early investment stage in the next few years. As we are doing something that not many people in Hong Kong are doing, HKTV Mall is advancing itself step by step, just like wading the river by groping for stones. We will report our progress and status to our shareholders timely. Wong Wai Kay, Ricky Chairman Hong Kong, 26 March 2015 HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

0809 SHOPPING AT EASE QUALITY PRODUCTS AT REASONABLE PRICES Targeting to be the largest online shopping mall in Hong Kong, our products are reasonably priced bringing consumers peace of mind for shopping of quality products.

MANAGEMENT’S DISCUSSION AND ANALYSIS HKTV LOGISTICS TEAM FOR PROFESSIONAL SERVICE HKTV set up its own logistics centre at Kowloon Bay, and is expanding the team to have 300 delivery assistants and 120 vehicles, delivering quality products and services to our customers directly. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

10 11 BUSINESS REVIEW Last sixteen months ended 31 December 2014 has brought HKTV from the darkness to the light of a new era on “Shoppertainment”. As summarised in the first interim report for the period ended 28 February 2014 and in the second interim report for the period ended 31 August 2014, after the happening of certain incidents which has hindered the development of the original free TV services and subsequently on mobile TV services, HKTV has re?ned its business plan to ?rstly focus on the development of its OTT and online shopping business. On 19 November 2014, HKTV of?cially announced the grand launch of the HKTV Mall – a platform integrates entertainment and one-stop online shopping and delivery to people in Hong Kong. This platform can be reached through multiple Internet-connected devices, such as smart phones running on Android, iOS and Windows, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles. On the grand launch, carries the spirit of “Always Something New”, HKTV’s self-produced drama series and variety and infotainment programmes are made available to Hong Kong people to watch either on live streaming or through video-on-demand (“VOD”). We make available fresh programmes (including self-produced drama series or variety and infotainment programme, shopping programme named “Shopping Hero” and purchased drama series and animation mainly from Japan and Korea) daily. To determine which dramas would be broadcast ?rst on its grand launch, HKTV has released trailer clips of 17 drama series and invited the public to vote for their choices. Finally, starring Liu Kai Chi and Lee Sinje, “The Election” with story structured around the 2022 Chief Executive of Hong Kong Special Administrative Region election, won. This drama series won great audience acclaim in particular on its contemporary storyline about the Hong Kong politics and its production quality such as the movie-like real set shooting. A long awaited drama series – “The Borderline” with its initial episode being ?rst released in YouTube in June 2013 has garnered great reception from the public and made it came in the second place in the voting event, became another programme broadcast for the grand launch. This police/undercover drama series was casted by the esteemed veteran actors, Lam Kar Wah Dominic and Liu Kai Chi. 1 2 3 4 1 The Election 2 The Borderline 3 To be or Not to be 4 The Challenge Another controversial drama series “To be or Not to be” was broadcast after “The Borderline” in mid-December 2014 featuring the story of two Hakka sisters starred by Cheung Ho Yee Maggie and Liew Mei Kwan Prudence, their separation in China and reunion in Hong Kong has re?ected the profound relationship between the two places in the past decades. This drama series was quickly became the talk of the town. On infotainment programmes, HKTV has brought different reality and challenges in life to viewers in Hong Kong. “The Challenge” production crew together with our artistes – Chou Tsun Wai Lawrence, Ai Wai and Lau Yuk Chui and the UK experts ?rst brought our viewers to the challenge of getting through the world’s largest cave “Hang Son Doong” in Vietnam. HKTV is Hong Kong’s first production crew after National Geographic Channel of United States, Japan Broadcasting Corporation and TV TOKYO Corporation, for an expedition to a remote part of Central Vietnam to conquer the world’s biggest cave. After Hang Son Doong, in 2015, HKTV will continue to bring you different challenges including conquering an active volcano in Vanuatu and catching tornado for 168 hours in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS Another heart-touching infotainment programme started broadcasting in 2014 was “Gone with the Wind” – our production crew travelled to France, Burma, Afghanistan, Libyan and Fukushima Prefecture of Japan searching the impactful and life-changing stories, including meeting “Thich Nhat Hanh”, a spiritual leader in?uencing more than one hundred million people in the world, visiting the military camps in Afghanistan to unmask the real face of war and Fukushima of Japan to understand why volunteers from Hong Kong are willing to stay under nuclear radiation threat, etc. Along the programme content broadcasting, HKTV also started to earn its TV advertising revenue by introducing six major innovative advertising packages and plans to the advertisers and agencies, namely, Title Sponsorship, Fixed Program Spot Buy Package, Fixed In- Program Logo Package, Frequency Spot Buy Package, Guarantee View Buy Package and Bidding. Apart from these, HKTV also provided a platform for advertisement production and product placement by integration – this is an innovative advertising trend which cannot be neglected. The Borderline was one of the very ?rst Hong Kong drama series integrated with product placement by extending the context of a particular scene with a brand-name product as props rather than just hovering in the background. This product placement extension was extraordinary well received by the market which has brought in the second product placement advertisement including the production in the form of “side story” to another headline drama series – “The Election”. In general, since the grand launch, HKTV received a wide spectrum of advertisements broadcast through live streaming and VOD, covering different sectors, including skin care products, health products, jewellery, personal loan and insurance companies, online travel, telecommunications service, online games, food and beverages, electronic appliances, oil and gas, apparels, dental care, restaurant operations, etc. During the period under review, the Group entered into several content licensing arrangements with third parties for international programme content distribution. HKTV has brought majority of its self-produced drama and infotainment programmes through video portal or TV stations to overseas audience such as Malaysia, Singapore, Australia and New Zealand, etc. Apart from our programme content, HKTV Mall has another distinguishing feature – a 24-hour online shopping platform with end-to-end delivery to customers. It has captured over 333 domestic and international brands offering variety of products including fashion, jewellery, beauty and health, babies Gone with the Wind and motherhood, food and beverage, electronics, sports and outdoor, household and pets care, that serves every aspect of your lives. In particular, HKTV Mall offers direct products delivery, including but not limited to fashion, fresh seasonal fruits, cosmetics and skin care, local snacks, etc. from Japan and Korea to enrich our users’ living and online shopping experience. Furthermore, HKTV Mall is not only delivering goods and services to the customers, we are also delivering a delightful personal experience from our own customer services team and logistics team. In order to offer a better user interface and customer experience before its formal launch, on 17 December 2014, HKTV Mall commenced its trial run on the online shopping and end-to-end delivery services with full launch targeting in early 2015. To stimulate purchases through our HKTV Mall, from Monday to Friday, we produce fresh shopping programmes – “Shopping Hero” to have a detailed introduction and demonstration of products provided in the HKTV Mall, occasionally, we used “Flash Sales” campaign for certain special promotional offers during the programme hour to push for instant purchases. To encourage recurring purchase, HKTV mall introduced a “Mall Dollar Cash Rebate Programme” – for every purchase and upon transaction completion (after delivery and expiry of return period, if any), HKTV Mall customers are entitled to at least 3% Mall Dollar Cash Rebate on the billed amount which can be used for purchase in the next six months. Apart from operating HKTV Mall, the Group continues its business on artiste management services and independent content production. In the meantime, the Group’s original business model on free TV services and subsequently on mobile TV services were suspended with progress updated as below: HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

12 13 1. On free TV services, the Chief Executive in Council on 15 October 2013 announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong (“free TV licence”) made in December 2009. On 6 January 2014, the Company ?led an application for leave to apply for judicial review in respect of this decision. The substantive hearing was conducted on 27 to 29 August 2014 and the judgement was reserved to be handed down. 2. On mobile TV services, unfavourable reply was received from the Office of the Communications Authority (the “OFCA”) particularly on adopting different transmission standards for mobile TV broadcasting purpose while at the same time without breaching the Broadcasting Ordinance. Subsequent discussions with OFCA were still unable to resolve the issue. On 11 April 2014, the Company and Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) filed an application for leave to apply for judicial review in respect of the decision of the OFCA that HKMTV would not be entitled to commence operations if HKMTV adopted the Digital Terrestrial Multimedia Broadcast (“DTMB”) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. The High Court granted HKMTV leave to apply for judicial review on 20 May 2014. The substantive hearing was conducted on 26 and 27 November 2014 and the judgement was reserved to be handed down. 3.On 11 April 2014, the Company submitted a new application for a free TV licence to the Communications Authority as the Company does not wish to give up considering the use of other transmission standards for broadcasting purpose. The application is being processed by the Communications Authority. As a result of the above incidents, the Company has streamlined the scale of its workforce in creative and production to match the business needs and suspended the ?lming of new television programmes, while the work force for HKTV Mall has expanded to in line with the business development. FINANCIAL REVIEW On 29 August 2014, the Company announced to change its ?nancial year end date from 31 August to 31 December so as to unify the ?nancial year end dates of the Group and to bring the Group to in line with the business cycle of its potential clients in the e-commerce retail industry and the multimedia advertising industry. As a result of this, the annual results covered the sixteen months ended 31 December 2014, instead of the usual twelve months results. The corresponding comparative amounts shown covered twelve months period from 1 September 2012 to 31 August 2013, and therefore are not directly comparable with the amounts shown for the current period. The Group mainly operates its Multimedia Business including the OTT platform and e-commerce online shopping and delivery services, and corporate functions.

MANAGEMENT’S DISCUSSION AND ANALYSIS The Group incurred an operating loss of HK$237.0 million for the sixteen months ended 31 December 2014, an increase of HK$196.7 million from HK$40.3 million for the twelve months ended 31 August 2013 which partially can be explained by the additional four months net operating losses of HK$73.9 million incurred during the current period. On turnover, the Group has HK$23.0 million (twelve months ended 31 August 2013: HK$7.8 million) for the sixteen months ended 31 December 2014 mainly included income from programme content broadcasting and licensing, content production, provision of artiste management services and e-commerce related income. The increase of HK$15.2 million was mainly due to the launch of HKTV Mall on 19 November 2014 for recognising the programme content broadcasting and licensing income, which was partially net off by the expiry of the news content licence agreement with our discontinued operations since 1 September 2013. Cost of sales of HK$27.8 million (twelve months ended 31 August 2013: HK$15.7 million) mainly included programme costs charged to the pro?t and loss over the showing period and talent and other production costs for content production for third party customers. The increase of HK$12.1 million was mainly due to the showing of programme contents during the period net of the decrease due to the expiry of the licence agreement for distributing news content since 1 September 2013. Valuation gains on investment properties was decreased by HK$39.5 million to HK$3.9 million for the sixteen months ended 31 December 2014 based on the valuation carried out by an independent ?rm of surveyors. Other operating expenses increased by HK$142.3 million to HK$343.8 million for the sixteen months ended 31 December 2014 mainly due to the following: 1. Uncapitalised talent costs increased by HK$62.2 million as a result of the additional four–month expenses of HK$40.7 million incurred for the current period, increase in workforce to scale up HKTV Mall operations and the reduction in capitalisation due to the programme production slow down and suspension, partially net off by the saving in talent costs resulted from the redundancy made in October 2013 and April 2014; 2. Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$19.7 million and HK$15.3 million respectively due to the additional four- month expenses of HK$11.0 million and HK$9.7 million incurred for the current period respectively, the additional amortisation arose from the spectrum obtained through acquisition of HKMTV, the decrease in depreciation capitalisation as a result of the programme production slow down and suspension; and 3. Increase in write off of artiste prepayments and provision for committed artiste payments of HK$17.5 million due to the under-utilisation during the period, and provision made for onerous commitments which do not expect to be utilised because of programme production slow down and suspension. Other income, net of HK$147.6 million was earned during the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: HK$128.9 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, rental income from investment properties and net exchange loss. The increase of HK$18.7 million was mainly due to increase in investment return by HK$56.3 million (included the additional four months investment return of HK$35.5 million in the current period) and additional four months’ rental from investment properties of HK$3.8 million, which were partially net off by decrease in exchange gain by HK$41.4 million mainly caused by depreciation of Renminbi (included the additional four months net exchange loss of HK$9.5 million in the current period). Finance costs, net increased by HK$2.9 million mainly due to increase in interest on bank loans of HK$4.6 million for investment yield enhancement purpose (included additional four months interest on banks loans of HK$2.0 million in the current period), partially reduced by decrease in bank charges of HK$2.0 million. The Group has impairment losses on and write-off of certain multimedia business related assets of HK$32.0 million for the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: Nil) in the pro?t and loss. As of 31 December 2014, the Group had remaining programme costs of HK$350.0 million, before impairment losses of HK$5.9 million as of 31 December 2014, an net increase of HK$60.2 million from HK$289.8 million as at 31 August 2013. The net increase represented additional capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production and certain purchased contents, net of programme costs charged to pro?t and loss over the showing period. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

14 15

LIQUIDITY AND CAPITAL RESOURCES

As at 31 December 2014, the Group had total cash position of HK$819.2 million represented cash at bank and in hand (31 August 2013: HK$690.5 million represented term deposits and cash at bank and in hand) and outstanding borrowings of HK$802.2 million (31 August 2013: HK$532.0 million). The increase in total cash position was mainly due to the additional net bank loan of HK$270.3 million drawn for investment yield enhancement purpose, net proceeds from disposal or maturity of available-for-sale securities of HK$203.7 million and net interest received of HK$146.8 million, which was partially off-set by cash outflow of HK$142.3 million for the acquisition of HKMTV and the assets therein, purchases of fixed assets of HK$61.3 million and the utilisation of resources for programme production and other operating costs.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,784.4 million as at 31 December 2014 (as at 31 August 2013: HK$1,961.6 million). The decrease in investment in available-for-sale securities was mainly due to the maturity of certain available-for-sale debt securities closed to the period end pending for reinvestment. There was a HK$41.5 million revaluation gain being recorded in Fair Value Reserve due to mark-to-market valuation as at 31 December 2014 (31 August 2013: a revaluation loss of HK$71.1 million). Among the available-for-sale securities, about 97.7% (as at 31 August 2013: 98.0%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 31 December 2014, the Group has utilised HK$802.2 million (31 August 2013: HK$531.9 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,508.8 million (31 August 2013: HK$2,011.8 million) uncommitted banking facilities available for future utilisation.

As of 31 December 2014, the Group did not have any obligation under finance lease (31 August 2013: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 31 December 2014 and 31 August 2013.

The debt maturity profiles of the Group as of 31 December 2014 and 31 August 2013 were as follows:

	31 December 2014 HK$'000	31 August 2013 HK$'000
Repayable within one year	**802,165**	531,973
Repayable in the second year	-	70
Total	**802,165**	532,043

As at 31 December 2014, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as of 31 December 2014 and 31 August 2013, no gearing ratio is presented.

For the sixteen months ended 31 December 2014, the Group invested HK$68.7 million on capital expenditure versus HK$37.7 million for the twelve months ended 31 August 2013 mainly for the set-up of the HKTV Mall, including computer system for OTT and online shopping platform, motor vehicles and equipment for logistics function, etc. Moreover, the Group, through its wholly-owned subsidiary, acquired 100% equity interest of HKMTV at a total of HK$157.5 million which mainly comprised of spectrum, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong on 20 December 2013, nevertheless, its service launch was suspended due to the dispute on the transmission standard for mobile TV services. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious and it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business during FY2012, and banking facilities within the Group. Overall, the Group's financial position remains sound for continuous business expansion.

MANAGEMENT’S DISCUSSION AND ANALYSIS Charge on Group Assets As of 31 December 2014, the Group’s bank loans of HK$802.2 million (31 August 2013: HK$531.9 million) were secured by an equivalent amount of available-for-sale securities held by various banks. Exchange Rates All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect signi?cant foreign exchange gains or losses between the two currencies. The Group is also exposed to a certain amount of exchange rate risk, due to the ?uctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi ?xed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary. Contingent Liabilities As of 31 December 2014 and 31 August 2013, the Group had no material contingent liabilities or off-balance-sheet obligations. PROSPECTS While we ?nally had the grand launch of the OTT service on 19 November 2014, overwhelming support was received from the public of Hong Kong at the outset, the programme playout was getting smooth and the programme viewership was getting stabilised over time. As we mentioned in our previous reports, we embrace the value of innovation and creativity on programme production, we trust the variety of drama series and infotainment programmes we broadcast so far, have fully re?ected our belief. In the past four months since the grand launch, we noticed that not all our programme contents were well received by the mass, the encouraging notes as well as the improvement comments from viewers on the programme content and programme quality are much valuable to us to re?ne our future direction on programme production. Subject to the continuous feedback from viewers and the development and results of the judicial reviews on free TV license application and mobile TV services, and the new application for free TV license, the Company may adjust its content direction and pace and shall re-assess the resumption of the content production accordingly. Moreover, we shall continue to explore co-operation opportunities with different platforms to extend the reach of HKTV’s high quality contents to people in Hong Kong. From 16 March 2015 onward, our viewers can through PlayStation® 4 to enjoy our content programmes via live cast channel while VOD service will be available in mid-April 2015 through automatic app upgrade. On online shopping platform, after the trial run started from 17 December 2014 which helped us to ?ne-tune the system, operation and logistic ?ow, the HKTV Mall has formally launched on 2 February 2015 with the mission of “We Sell Whatever You Can Imagine” and targeting to be a large scale online shopping mall in Hong Kong. To celebrate the grand opening and encourage the ?rst purchases on our platform, HKTV Mall has ready a total “budget” of over HK$120 million by granting a HK$100 Mall Dollar to the HKTV Mall account of each individual in Hong Kong who had registered as our users and activated on or before 15 February 2015. This Mall Dollars are valid for consumption till 31 March 2015. Going forward, more and more innovative and impulsive marketing and promotional campaign or TV shopping programmes will be launched to “stimulate” recurring purchases in our HKTV Mall. With the mission of “We Sell Whatever You Can Imagine”, we strike to provide a delightful one-stop shopping experience to all Hong Kong people, from merchant sourcing, order placement, payment collection, local merchants same day/next day product delivery to post- sales customer services, HKTV is going to be your primary point of contact. Going forward, to further enhance the shopping experience of our customers, we shall continue to expand our merchant base locally and internationally, not only on big names and big brands, but also extend our foothold to local brands and designers and overseas hot picks to bring variety and uniqueness to our HKTV Mall. Signifying by extremely wide variety of products, consumers can enjoy shopping at ease as much as they can in HKTV Mall. Together with our OTT content delivery, viewers can on one hand choose to watch our drama series or infotainment and variety programmes either on VOD or through live cast, at the same time, pick and shop in our online shopping mall on single devices or multiple devices. Creating a new lifestyle and a new way of entertainment for Hong Kong people, are what HKTV lives with. As of the date of this announcement, there were 1.33 million email ID registered as HKTV members who are able to watch our programme content by VOD as well as to enjoy the delightful online shopping experience through our HKTV Mall. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

16 17

For the period from 16 February 2015 to 15 March 2015, collectively and on aggregate basis, approximately 988,000 Users watched our TV programmes ("TV Programme Platform"), and over 1,137,000 Users browsed and/or shopped in our online shopping mall ("Online Shopping Platform"). (Note 1)

Note 1:
Details of the information on Users are as below:

	16 February 2015 to 15 March 2015	
User ('000)	Online Shopping Platform	TV Programme Platform
Web Users	567	270
Android Users	368	295
iPad Users	94	116
iPhone Users	108	106
Android TV Box Users	N/A	103
Smart TV Users	N/A	98
Total	1,137	988

The information stated above is extracted from Google Analytics and rounded to the nearest thousand. The computation method and basis of which have not been verified. The data could be overlapping (a) between TV Programme Platform and Online Shopping Platform if the same user is watching our TV programmes and browsing the online shopping mall at the same time; (b) between different type of devices among TV Programme Platform and among Online Shopping Platform if the same user using more than one devices for watching TV programmes and/or browsing our Online Shopping Platform at the same time; (c) or the same user using HKTV Mall app to browse the HKTV Mall web-page. The information for the same period can be changed at different point of time when capturing the data as Google Analytics performs the analysis on sampling basis. According to Google Analytics, the definition of "User" is "Users that have had at least one session within the selected date range, which includes both new and returning users." The above data are unaudited and are not indicative of the Company's business performance, financial condition or growth prospect. Readers should not place reliance on these data.

Further to the development of the above, the Group intends to resume the construction work of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate to support the Group's business development on Multimedia Business which is subject to the outcome of the judical review cases as mentioned above. We have obtained the approval of extension of time for development of the multimedia production and distribution centre to 28 February 2017.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council's decision as evidenced in a letter dated 15 October 2013 to reject the Company's application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence. The application for leave was granted by High Court of the Hong Kong Special Administrative Region on 9 January 2014. The substantive hearing was conducted on 27 to 29 August 2014 and the judgment was reserved to be handed down.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority's decision on 11 March 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014 and the judgment was reserved to be handed down.

TALENT REMUNERATION

Including the directors of the Company, as at 31 December 2014, the Company had 394 permanent full-time employees versus 527 as of 31 August 2013. The decrease in number of employees was mainly due to the lay-off plan announced on 16 October 2013 and 11 April 2014 due to the scale down on programme production and operation which was partially off-set by the new hiring for the operation of HKTV Mall.

The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company's and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

18 19 6 4 2 1 3 5 7 1, Mr. WONG Wai Kay, Ricky 2, Ms. TO Wai Bing 3, Ms. WONG Nga Lai, Alice 4, Mr. CHEUNG Chi Kin, Paul 5, Mr. PEH Jefferson Tun Lu 6, Mr. LEE Hon Ying, John 7, Mr. MAK Wing Sum, Alvin EXECUTIVE DIRECTORS Mr. WONG Wai Kay, Ricky Chairman aged 53, is the co-founder and Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Wong is responsible for overall strategic planning and management of the Group. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a ?rst cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong. Mr. CHEUNG Chi Kin, Paul Vice Chairman aged 57, is the co-founder and Vice Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Of?cer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a ?rst cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

Ms. TO Wai Bing

Chief Executive Officer

aged 53, was appointed as the Executive Director and Chief Executive Officer of the Group in May 2012. Ms. To is a director of certain subsidiaries of the Group, the Chief Operating Officer of Hong Kong Media Production Company Limited and the Chief Executive Officer of Leader Artiste Management Company Limited. Ms. To is responsible for the day-to-day management of the Group's business. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. WONG Nga Lai, Alice

Chief Financial Officer & Company Secretary

aged 40, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group in May 2012 and is also a director of certain subsidiaries of the Group. Ms. Wong has extensive experience in financial management, financial reporting and corporate finance. She has overall responsibility for the Group's finance, treasury, procurement and investor engagement functions. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LEE Hon Ying, John

aged 68, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master's Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President, International Structure liaising 150 countries worldwide and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Vice President of Parish Council of St. Anthony Church in Hong Kong. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company.

Mr. PEH Jefferson Tun Lu

aged 55, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 32 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee as well as the chairman of the Nomination Committee of the Company.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

2021 Mr. MAK Wing Sum, Alvin aged 62, was appointed as an Independent Non-executive Director of the Group on 1 September 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of Goldpac Group Limited, I.T Limited, Lai Fung Holdings Limited and Luk Fook Holdings (International) Limited, all four companies are listed on The Stock Exchange of Hong Kong Limited. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976. SENIOR MANAGEMENT The Executive Directors of the Company are also members of senior management of the Group.

CORPORATE GOVERNANCE REPORT The board of directors (the “Board”) of the Company is pleased to present the Corporate Governance Report of the Company for the sixteen months ended 31 December 2014. CORPORATE GOVERNANCE PRACTICES The Board recognises the importance of corporate governance and is committed to the maintenance of a high corporate governance practices and procedures to safeguard the interests of the shareholders and enhance the performance of the Group. Throughout the sixteen months ended 31 December 2014, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). DIRECTORS’ SECURITIES TRANSACTIONS The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”). Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the sixteen months ended 31 December 2014. THE BOARD (i) Responsibilities The Board steers and oversees the management of the Company including, establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximising the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management. The Board has delegated an executive committee comprising all Executive Directors, with authority and responsibility for day-to-day operations and administration of the Company. All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that the Board procedures and all applicable rules and regulations, are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions. The Company has arranged appropriate directors’ and officers’ liability insurance cover in respect of legal action against the Directors. (ii) Board Composition The Board currently comprises a total of seven Directors: – four Executive Directors, namely Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice; and – three Independent Non-executive Directors, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin. During the sixteen months ended 31 December 2014 and up to the date of this annual report, Dr. Cheng Mo Chi, Moses resigned as a Non-executive Director with effect from 31 August 2014. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

2223 The Board believes that the balance between Executive and Non-executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company. Mr. Wong Wai Kay, Ricky is a first cousin of Mr. Cheung Chi Kin, Paul. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report. The Company has maintained on the websites of the Stock Exchange and the Company (www.hktv.com.hk) an updated list of its directors identifying their roles and functions and whether they are independent non-executive directors. Independent non-executive directors are also identified as such in all corporate communications that disclose the names of directors of the Company. The biographical information of the Directors is set out in the section of “Profile of Directors and Senior Management” on pages 18 to 21 of this annual report. (iii) Appointment, Re-election and Removal of Directors The Company follows formal procedures for the appointment of new Directors. Appointments are first considered by the Nomination Committee and the nomination is then submitted to the Board for decision with reference to criteria that include professional knowledge and industrial experience, personal ethics, integrity and personal skills of the candidates. Thereafter, all Directors are subject to re-election by the Shareholders at the general meetings in their first year of appointment. In accordance with the Company’s Articles of Association (the “Articles”), the Board may from time to time appoint a director either to fill a casual vacancy or as an addition to the existing Board. Any such new director shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company. In accordance with Articles 96 and 99 of the Articles, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Ms. Wong Nga Lai, Alice will retire from office by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting. (iv) Chairman and Chief Executive Officer The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board. The Chief Executive Officer is an Executive Director who is responsible for the Company’s operations and business development under the direction of the Board. The positions of the Chairman of the Board and the Chief Executive Officer are currently held by separate individuals for the purpose of ensuring an effective segregation of duties and a balance of power and authority. (v) Non-executive Director and Independent Non-executive Directors The term of office of all Non-executive Directors (including the Independent Non-executive Directors) has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting at least once every three years in accordance with the Articles. Pursuant to Rule 3.13 of the Listing Rules, each of the Independent Non-executive Directors has made a written confirmation of independence and the Company considers all Independent Non-executive Directors are independent.

CORPORATE GOVERNANCE REPORT (vi) Number of Meetings and Directors’ Attendance The Board meets from time to time, and on no less than four times a year, to discuss and exchange ideas on the Company’s affairs. During the sixteen months ended 31 December 2014, the Board held twelve meetings to deliberate the interim and final results announcements, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company. During the sixteen months under review, the attendance record of the Directors at the Board meetings is summarised below: Name of Directors Meetings attended/held Executive Directors Mr. Wong Wai Kay, Ricky 12/12 Mr. Cheung Chi Kin, Paul 12/12 Ms. To Wai Bing 12/12 Ms. Wong Nga Lai, Alice 12/12 Non-executive Director Dr. Cheng Mo Chi, Moses (Note) 8/10 Independent Non-executive Directors Mr. Lee Hon Ying, John 12/12 Mr. Peh Jefferson Tun Lu 12/12 Mr. Mak Wing Sum, Alvin 12/12 Note: Dr. Cheng Mo Chi, Moses resigned as the Director with effect from 31 August 2014 and during his tenure, ten Board meetings were held. (vii) Practices and Conduct of Meetings Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and committees meetings, reasonable notice is generally given. Board papers together with all appropriate, complete and reliable information are generally sent to all Directors at least 3 days before each regular Board meeting or committee meeting to keep the Directors apprised of the latest developments and financial position of the Company and to enable them to make informed decisions. The Company Secretary is responsible to keep minutes of all Board and committees meetings. Draft minutes are circulated to all Directors or committee members for comment in a timely manner and final version for their records. The minutes/ resolutions of the Board and the committees are open for inspection by Directors. (viii) Board Diversity Policy The Board has adopted a Board Diversity Policy to comply with the Code Provision on board diversity. The Policy aims to set out the approach to achieve diversity in the Board to ensure that the Board has the balance of skills, experience and diversity of perspectives, including but not limited to gender, age, cultural and educational background, professional experience, knowledge and skills. At the Nomination Committee Meeting held on 25 March 2015, having taken into account the Company’s corporate strategy and the skills, knowledge and experience of the Board members of the Company, the Nomination Committee considered the structure, size and composition of the Board was satisfactory. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

2425 (ix) Training and Support for Directors Each newly appointed director is provided with necessary induction on appointment to ensure that he/she has a proper understanding of the Company’s operations and businesses as well as his/her responsibilities under the relevant statutes, laws, rules and regulations. The Directors are provided with regular updates on the Company’s performance, position and prospects to enable the Board as a whole and each Director to discharge their duties. All Directors are encouraged to participate the continuous professional development at the Company’s expense to develop and refresh their knowledge and skills. To summarise, the Directors received training on the following areas during the reporting period. Training on corporate governance, legal and regulatory requirements and Name of Directors other relevant topics Executive Directors Mr. Wong Wai Kay, Ricky ? Mr. Cheung Chi Kin, Paul ? Ms. To Wai Bing ? Ms. Wong Nga Lai, Alice ? Non-executive Director Dr. Cheng Mo Chi, Moses (resigned on 31 August 2014) ? Independent Non-executive Directors Mr. Lee Hon Ying, John ? Mr. Peh Jefferson Tun Lu ? Mr. Mak Wing Sum, Alvin ? BOARD COMMITTEES In order to oversee various aspects of the Company’s affairs, the Board has set up Audit Committee, Nomination Committee and Remuneration Committee (collectively the “Board Committees”). The majority of the members of the Board Committees are Independent Non-executive Directors. Members of the Board Committees have been advised that they may seek independent professional advice at the Company’s expenses in appropriate circumstances. (i) Audit Committee The Board established its Audit Committee in March 1999 with specific terms of reference setting out the committee’s authority and duties. The Audit Committee currently comprises three members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin, who are all Independent Non-executive Directors and two of whom possesses the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

CORPORATE GOVERNANCE REPORT The major roles and functions of the Audit Committee are set out in the Audit Committee Charter which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk). The Audit Committee is responsible for, inter alia, overseeing the accounting and financial reporting processes of the Group including the audits of the Group’s financial statements on behalf of the Board; the appointment of the external auditor and its fees; and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company. The Audit Committee held five meetings during the sixteen months under review. Executive Directors, representatives from the Internal Audit Department of the Company and the external auditor of the Company were invited to join the discussions at the relevant meetings. Following is a summary of works performed by the Audit Committee during the sixteen months under review: (i) reviewed of the Company’s financial statements for the year ended 31 August 2013, for the six months ended 28 February 2014 and for the twelve months ended 31 August 2014; (ii) reviewed of the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act; (iii) reviewed of the external auditor’s report on the review of the Company’s audited consolidated financial statements for the year ended 31 August 2013, the Company’s interim financial report for the six months ended 28 February 2014 and the Company’s second interim financial report for the twelve months ended 31 August 2014; and (iv) pre-approved of the audit and non-audit services provided by the Company’s external auditor. The audit committee chairman and other committee members also meet in separate private session with the external auditor at least once during the sixteen months under review. During the sixteen months under review, the attendance record of the members of the Audit Committee is summarized below: Attendance of individual members at Audit Committee meetings Name of Directors Meetings attended/held Independent Non-executive Directors Mr. Lee Hon Ying, John (Chairman) 5/5 Mr. Peh Jefferson Tun Lu 5/5 Mr. Mak Wing Sum, Alvin 5/5 (ii) Nomination Committee The Board established its Nomination Committee in February 2012 with specific terms of reference setting out the committee’s authority and duties. Dr. Cheng Mo Chi, Moses resigned as the member of the Nomination Committee with effect from 31 August 2014. The Nomination Committee currently comprises three members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin. Mr. Peh Jefferson Tun Lu is the Chairman of the Nomination Committee. The Nomination Committee is provided with sufficient resources to discharge its duties. The Nomination Committee’s objectives are as follows: (i) review the structure, size and composition of the Board and make recommendations on any proposed changes to the Board to implement the Company’s corporate strategy; HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

2627 (ii) identify qualified individuals to become members of the Board and select or make recommendations to the Board on the selection of individuals nominated for directorship; (iii) assess the independence of Independent Non-executive Directors; and (iv) make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive. The role and authorities of the Nomination Committee, including those set out in code provision A.5.2 of the CG Code, were set out in its terms of reference which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk). The Nomination Committee held one meeting during the sixteen months under review. Following is a summary of works performed by the Nomination Committee during the sixteen months under review: • reviewed the structure, size and composition of the Board and made recommendations to the Board; • reviewed the independence of Independent Non-executive Directors; • made recommendation to the Board about the retirement and re-appointment of Directors by rotation at the forthcoming annual general meeting for the Company; • assessed the composition of the Nomination Committee; • assessed and selected potential candidates for the nomination of an Independent Non-executive Director to fill vacancy and made recommendations to the Board; and • made recommendation to the Board the adoption of the Board Diversity Policy and the revised terms of reference of the Nomination Committee. During the sixteen months under review, the attendance record of the members of the Nomination Committee is summarized below: Attendance of individual members at Nomination Committee meeting Name of Directors Meeting attended/held Independent Non-executive Directors Mr. Peh Jefferson Tun Lu (Chairman) 1/1 Mr. Lee Hon Ying, John 1/1 Mr. Mak Wing Sum, Alvin 1/1 Non-executive Director Dr. Cheng Mo Chi, Moses (Note) 1/1 Note: Dr. Cheng Mo Chi, Moses resigned as the member of the Nomination Committee with effect from 31 August 2014 and during his tenure, one Nomination Committee meeting was held.

CORPORATE GOVERNANCE REPORT (iii) Remuneration Committee The Board established its Remuneration Committee in August 2001 with specific terms of reference setting out the committee’s authority and duties. Dr. Cheng Mo Chi, Moses resigned as the member of the Remuneration Committee with effect from 31 August 2014. The Remuneration Committee currently comprises four members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman of the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows: (i) establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management; (ii) review and consider the Company’s policy for remuneration of directors and senior management; (iii) determine the remuneration packages of executive directors and senior management; and (iv) recommend the remuneration packages of Non-executive Directors (including Independent Non-executive Directors). The role and authorities of the Remuneration Committee, including those set out in code provision B.1.2 of the CG Code, were set out in its terms of reference which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk). The Remuneration Committee held one meeting during the sixteen months under review. Following is a summary of works performed by the Remuneration Committee during the sixteen months under review: (i) reviewed and approved of the discretionary performance bonus for the Executive Directors; and (ii) reviewed and approved of the remuneration packages of the Directors. During the sixteen months under review, the attendance record of the members of the Remuneration Committee is summarized below: Attendance of individual members at Remuneration Committee meeting Name of Directors Meetings attended/held Independent Non-executive Directors Mr. Lee Hon Ying, John (Chairman) 1/1 Mr. Peh Jefferson Tun Lu 1/1 Mr. Mak Wing Sum, Alvin 1/1 Non-executive Director Dr. Cheng Mo Chi, Moses (Note) 1/1 Director, Talent Management Ms. Choy Mei Yuk, Mimi 1/1 Note: Dr. Cheng Mo Chi, Moses resigned as the member of the Remuneration Committee with effect from 31 August 2014 and during his tenure, one Remuneration Committee meeting was held. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

2829 CORPORATE GOVERNANCE FUNCTIONS The Board is also responsible for performing the corporate governance duties as set out below: a. develop and review the Company’s policies and practices on corporate governance; b. review and monitor the training and continuous professional development of Directors and senior management; c. review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; d. develop, review and monitor the code of conduct and compliance (if any) applicable to the Directors and employees; and e. review the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report. DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS The Directors acknowledged their responsibility, with the support from the Finance Department of the Company, for preparing the financial statements of the Group for the sixteen months ended 31 December 2014. The Board shall ensure that the financial statements of the Group are prepared as to give a true and fair view and on a going concern basis in accordance with the statutory requirements and applicable financial reporting standards. The statement of the auditor of the Company about their reporting responsibilities and opinion on the financial statements of the Group for the sixteen months ended 31 December 2014 are set out in the “Independent Auditor’s Report” on page 39 of this annual report. AUDITOR’S REMUNERATION KPMG has been re-appointed as the external auditor of the Company by the shareholders of the Company at the 2013 Annual General Meeting. For the sixteen months ended 31 December 2014, the total fee paid in relation to audit related services of the Group amounted to approximately HK$2,395,000. Details are set out below: Type of Services FY2014 FY2013 HK$’000 HK$’000 Audit services 2,395 1,500 Total 2,395 1,500 COMPANY SECRETARY The Company Secretary, Ms. Wong Nga Lai, Alice is an employee of the Company and she is also the Executive Director and Chief Financial Officer of the Company, who has day-to-day knowledge of the Company’s affairs. The biographical information of Ms. Wong is set out in the section of “Profile of Directors and Senior Management” on page 18 of this annual report. During the sixteen months under review, Ms. Wong has undertaken not less than 15 hours of relevant professional training.

CORPORATE GOVERNANCE REPORT INTERNAL CONTROL FRAMEWORK Internal Control The Board recognises its responsibility to maintain a sound and effective internal control system. The internal control system has been designed to safeguard the Group’s assets, maintain proper accounting records and to ensure that transactions are executed in accordance with established policies and standards as well as appropriate authorisation. For the sixteen months under review, management considered the Group’s internal control system is reasonably effective and adequate. Internal Audit The Internal Audit Department of the Group plays an impartial role which is independent to the Group’s management in assessing and monitoring the Company’s internal controls and risk management processes. The Director of Internal Audit Department directly reports to the Chairman of the Group and the Audit Committee on findings related to material controls, including financial, operational and compliance risks and the respective risk mitigation activities. Internal Audit Reports are presented to the Group’s management and operational teams for attention and appropriate actions. Remediation actions have been developed collaboratively by Group’s management and operational teams to rectify the control weaknesses identified. As a final stage of the review, follow up reviews are conducted by the Internal Audit Department to ensure that these action plans have been successfully and timely implemented. During the sixteen months under review, the Internal Audit Department worked closely with Executive Directors and operation management to ensure that internal control procedures have been properly set up for the new OTT and e-commerce online shopping platform. The activities performed by the Internal Audit Department included but not limited to end-to-end process audits, follow up reviews, warehouse visits and surprise checks. Compliance with Sarbanes-Oxley Act of 2002 The Company listed on the Nasdaq Stock Market in the U.S. is required to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, the Group’s management is responsible for the effectiveness of the Group’s internal control procedures over financial reporting. With the assistance of Internal Audit Department, management of the Group performed an assessment of internal control over financial reporting, based on control criteria as set out in the updated framework published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013. Based on this assessment, the Directors believe that, as at 31 December 2014, the internal control over financial reporting is effective. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

3031 COMMUNICATION WITH SHAREHOLDERS The Company is committed to safeguard shareholders’ interests and believes that effective communication with shareholders and other stakeholders is essential for enhancing investor relations and investor understanding of the business performance and strategies of the Group. The Board adopted a Shareholders Communication Policy of the Company which aims to set out the provisions with the objective of ensuring that the shareholders of the Company and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, in order to enable shareholders of the Company to exercise their rights in an informed manner, and to allow shareholders of the Company and potential investors to engage actively with the Company. Information Disclosure on the Company’s Website The Company endeavours to disclose all material information about the Group to all interested parties on a timely basis. All such publications together with additional information of the Group are timely updated on the Company’s website at www.hktv.com.hk. General Meetings with Shareholders The annual general meeting of the Company held on 30 December 2013 was attended by, among others, the Chairman, Chief Executive Officer, Chief Financial Officer, chairperson of the Audit Committee, Nomination Committee and Remuneration Committee, and representatives of KPMG, the external auditor of the Company to answer questions raised by shareholders at the meeting. The annual general meeting held on 30 December 2013. During the sixteen months under review, the attendance record of the Directors at the general meetings is summarised below: Annual General Meeting Name of Directors attended/held Executive Directors Mr. Wong Wai Kay, Ricky 1/1 Mr. Cheung Chi Kin, Paul 1/1 Ms. To Wai Bing 1/1 Ms. Wong Nga Lai, Alice 1/1 Non-executive Director Dr. Cheng Mo Chi, Moses (Note) 0/1 Independent Non-executive Directors Mr. Lee Hon Ying, John 1/1 Mr. Peh Jefferson Tun Lu 1/1 Mr. Mak Wing Sum, Alvin 1/1 Note: Dr. Cheng Mo Chi, Moses resigned as the Director with effect from 31 August 2014 and during his tenure, one Annual General meeting was held.

CORPORATE GOVERNANCE REPORT SHAREHOLDERS’ RIGHTS Set out below is a summary of certain rights of the Shareholders as required to be disclosed pursuant to the mandatory disclosure requirement under Paragraph O of the CG Code: Convening of general meeting on requisition by shareholders Sections 566 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) provides that shareholder(s) holding at the date of the deposit of the requisition not less than 5% of the total voting rights of all the shareholders of the Company and carrying the right of voting at general meeting of the Company, may request the Board of the Company, to convene a general meeting. The request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may properly be moved and is intended to be moved at the meeting. The request must be authenticated by the relevant shareholder(s) and sent to the Company in hard copy form or in electronic form. Procedures for putting forward proposals at general meetings by shareholders Section 615 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) provides that (i) shareholder(s) representing at least 2.5% of the total voting rights of all shareholders of the Company who have a right to vote on the resolution at the annual general meeting or (ii) at least 50 shareholders who have a right to vote on the resolution at the annual general meeting may request the Company to circulate a notice of a resolution for consideration at the annual general meeting. The request must identify the resolution to be moved at the annual general meeting and must be authenticated by the relevant shareholder(s) and sent to the Company in hard copy form or in electronic form not later than six weeks before the relevant annual general meeting to which the requests relate; or if later, the time at which notice is given of that meeting. Procedures for directing shareholders’ enquiries to the Board Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary whose contact details are as follows: Investor Engagement Hong Kong Television Network Limited 13th Floor, Trans Asia Centre 18 Kin Hong Street Kwai Chung, New Territories Hong Kong Tel No.:(852) 3145 6888 Fax No.: (852) 2199 8354 Email: investor_engagement@hktv.com.hk Shareholders may also make enquiries with the Board at the general meetings of the Company. CONSTITUTIONAL DOCUMENTS During the sixteen months ended 31 December 2014, there is no significant change in the Company’s constitutional documents. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

REPORT OF THE DIRECTORS 3233 The Directors submit herewith their annual report together with the audited financial statements for the sixteen months from 1 September 2013 to 31 December 2014. CHANGE OF FINANCIAL YEAR END DATE As a result of the change of the financial year end date from 31 August to 31 December, this annual report of the directors and the audited financial statements presented cover sixteen months from 1 September 2013 to 31 December 2014 (the “Period”). REGISTERED OFFICE Hong Kong Television Network Limited (the “Company”) is a company incorporated and domiciled in Hong Kong and has its registered office at 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong. PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are the provision of multimedia production and contents distribution and other multimedia related activities as well as to operate a 24-hour “e-Shopping Mall” providing a “one-stop shop” platform including entertainment, online shopping, delivery service and impressive customer experience. The principal activities of its major subsidiaries are detailed in note 17 to the financial statements. FINANCIAL STATEMENTS The loss of the Group for the Period and the state of the Company’s and the Group’s affairs as at 31 December 2014 are set out in the financial statements on pages 40 to 110. RESERVES Movements in the reserves of the Group during the Period are set out in the consolidated statement of changes in equity. Movements in the reserves of the Company during the Period are set out in note 23 to the financial statements. No interim dividend was declared during the Period and the year ended 31 August 2013. The Directors does not recommend the payment of final dividend for the sixteen months ended 31 December 2014. No final dividend was declared for the year ended 31 August 2013. DONATIONS Charitable and other donations made by the Group during the sixteen months ended 31 December 2014 amounted to HK$2,000 (HK$305,000 for the year ended 31 August 2013). FIXED ASSETS Details of the movements in fixed assets and particular of major property interests of the Group are set out in note 15 to the financial statements. SHARE CAPITAL AND SHARE OPTIONS Details of the movements in share capital and share options of the Company are set out in note 23 to the financial statements.

REPORT OF THE DIRECTORS

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31 December 2014, calculated in accordance with the provision of Part 6 of Hong Kong Companies Ordinance (Cap.622), amounted to approximately HK$2,193,073,000 (31 August 2013: HK$2,186,571,000).

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on pages 111 of this annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company's listed securities during the Period.

GROUP'S BORROWINGS

The Group's borrowings as at 31 December 2014 and 31 August 2013 are repayable as follows:

	31 December 2014 HK$'000	31 August 2013 HK$'000
On demand or not exceeding one year	**802,165**	531,973
More than one year but not exceeding two years	–	70
	802,165	532,043

DIRECTORS

The Directors during the Period and up to the date of this annual report were:

Executive Directors

Mr. Wong Wai Kay, Ricky
Mr. Cheung Chi Kin, Paul
Ms. To Wai Bing
Ms. Wong Nga Lai, Alice

Non-executive Director

Dr. Cheng Mo Chi, Moses (note)

Independent Non-executive Directors

Mr. Lee Hon Ying, John
Mr. Peh Jefferson Tun Lu
Mr. Mak Wing Sum, Alvin

Note:

Dr. Cheng Mo Chi, Moses resigned as the Non-executive Director, member of Nomination Committee and Remuneration Committee with effect from 31 August 2014.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

34 35

In accordance with Articles 96 and 99 of the Articles, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Ms. Wong Nga Lai, Alice will retire from office by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The Company has received written confirmation from each of the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Listing Rules and considers all the Independent Non-executive Directors to be independent.

DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the Period or at any time during the Period.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors and senior management are set out on pages 18 to 21 of this annual report.

CHANGES OF DIRECTORS' INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in Directors' emoluments during the Period are set out in note 13 to the Financial Statements.

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

Directors' interests or short positions in shares and in share options

At 31 December 2014, the interests or short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

Name of Director	Interest in shares: Personal interests	Interest in shares: Corporate interests	Interest in shares: Family interests	Total interest in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital Note (1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284 Note (2)(i)	–	355,051,177	–	355,051,177	43.89%
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339 Note (2)(ii)	–	50,377,763	–	50,377,763	6.23%
Ms. To Wai Bing	95,239	–	–	95,239	–	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	–	–	50,000	–	50,000	0.01%

REPORT OF THE DIRECTORS Notes: (1) This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 December 2014. (2) The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies: (i) 339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” of this annual report. (ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul. Save as disclosed above, as at 31 December 2014, none of the Directors nor chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. SHARE OPTION SCHEMES The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on 31 December 2012 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein. A summary of the 2012 Share Option Scheme operated by the Company is as follows: (1) Purpose To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries. (2) Eligible participants Eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group. (3) The total number of shares available for issue The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2012 Share Option Scheme on 31 December 2012 (i.e. 80,901,664 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 80,901,664 shares, representing approximately 10% of the issued shares of the Company. The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2012 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded. (4) The maximum entitlement of each participant under the 2012 Share Option Scheme The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2012 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant. Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

3637 (5) The period within which the shares must be taken up under an option The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years from the date of grant. (6) The minimum period for which an option must be held before it can be exercised The Board is empowered to impose, at its discretion, any minimum period that an option must be held at the time of the grant of any particular option. (7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option. (8) The basis of determining the exercise price The Board shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet on the date of grant; and (b) the average of the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet for the five business days immediately preceding the date of grant. (9) The remaining life of the 2012 Share Option Scheme The 2012 Share Option Scheme will remain in force for a period of 10 years commencing on 31 December 2012 up to 30 December 2022. (10) Details of the share options granted under the 2012 Share Option Scheme as at 31 December 2014 are as follows: During the Period, no share options have been granted under the 2012 Share Option Scheme by the Company. DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES Save as disclosed under the section “Share Option Scheme” in this annual report, at no time during the Period was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. SUBSTANTIAL SHAREHOLDER At 31 December 2014, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows: Interests in shares in long Percentage Name positions interests (Note) Top Group International Limited 339,814,284 42.00% Note: This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 December 2014.

REPORT OF THE DIRECTORS Save as disclosed above, as at 31 December 2014, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO. MANAGEMENT CONTRACTS No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Period. MAJOR CUSTOMERS AND SUPPLIERS The aggregate percentage of purchase for the Period attributable to the Group’s five largest suppliers is less than 30% of total purchase for the Period and therefore no disclosures with regard to major suppliers are made. The percentages of turnovers for the Period attributable to the Group’s major customers are as follows: % Sales The largest customer 30 Five largest customers combined 65 None of the Directors, their associates or any shareholder (which to the knowledge of the Directors own more than 5% of the Company’s issued shares) had an interest in the major customers noted above. SUFFICIENCY OF PUBLIC FLOAT On the basis of information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25% of the Company’s issued shares as required under the Listing Rules during the Period. CORPORATE GOVERNANCE Corporate governance practices adopted by the Company are set out in the Corporate Governance Report on pages 22 to 32 of this annual report. RETIREMENT SCHEME The Group operates a defined contribution retirement scheme and a Mandatory Provident Fund scheme. Particulars of these retirement schemes are set out in note 12 in the financial statements. AUDITOR The financial statements have been audited by KPMG who shall retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. On behalf of the Board Wong Wai Kay, Ricky Chairman Hong Kong, 26 March 2015 HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

INDEPENDENT 3839 AUDITOR’S REPORT Independent auditor’s report to the shareholders of Hong Kong Television Network Limited (Incorporated in Hong Kong with limited liability) We have audited the consolidated financial statements of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (together the “Group”) set out on pages 40 to 110, which comprise the consolidated and Company balance sheets as at 31 December 2014, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the sixteen months then ended, and a summary of significant accounting policies and other explanatory information. DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. AUDITOR’S RESPONSIBILITY Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 80 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. OPINION In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014 and of the Group’s loss and cash flows for the sixteen months then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 26 March 2015

CONSOLIDATED INCOME STATEMENT

For the sixteen months ended 31 December 2014 (Expressed in Hong Kong dollars)

	Note	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Turnover	3	**23,027**	21,636	1,391	7,802
Cost of sales	4	**(27,767)**	(27,207)	(560)	(15,706)
Valuation gains on investment properties	15	**3,900**	2,100	1,800	43,400
Other operating expenses	5(a)	**(343,799)**	(98,218)	(245,581)	(201,514)
Other income, net	5(b)	**147,609**	29,907	117,702	128,909
Finance costs, net	5(c)	**(7,767)**	(2,016)	(5,751)	(4,860)
Impairment losses/write off of assets	6	**(32,000)**	–	(32,000)	–
Loss before taxation		**(236,797)**	(73,798)	(162,999)	(41,969)
Income tax (expense)/credit	7	**(205)**	(60)	(145)	1,659
Loss for the period		**(237,002)**	(73,858)	(163,144)	(40,310)
Basic and diluted loss per ordinary share (in HK cents)	11	**HK (29.3) cents**	HK (9.1) cents	HK (20.2) cents	HK (5.0) cents

The notes on pages 49 to 110 form part of these financial statements. Details of dividends are set out in note 9.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

CONSOLIDATED STATEMENT OF 4041 COMPREHENSIVE INCOME For the sixteen months ended 31 December 2014 (Expressed in Hong Kong dollars) Sixteen months Four months ended ended Twelve months ended 31 December 31 December 31 August Note 2014 2014 2014 2013 HK$’000 HK$’000 HK$’000 HK$’000 (Unaudited) (Unaudited) Loss for the period (237,002) (73,858) (163,144) (40,310) Other comprehensive income 10 Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of financial statements of an overseas subsidiary 1 1 – –Available-for-sale securities: net movement in fair value reserve 41,540 (38,277) 79,817 (71,109) Other comprehensive income for the period 41,541 (38,276) 79,817 (71,109) Total comprehensive income for the period (195,461) (112,134) (83,327) (111,419) The notes on pages 49 to 110 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2014 (Expressed in Hong Kong dollars)

	Note	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Non-current assets				
Fixed assets	15	**550,159**	519,820	531,277
Intangible assets	16	**391,198**	395,328	291,366
Long term receivable and prepayment		**285**	44	133
Other financial assets	18	**1,490,420**	1,633,396	1,620,277
		2,432,062	2,548,588	2,443,053
Current assets				
Accounts receivable	19	**7,688**	370	1,325
Other receivables, deposits and prepayments	19	**40,752**	50,202	66,688
Programme costs		**344,088**	363,323	289,781
Inventories		**718**	357	357
Other current financial assets	18	**293,943**	257,152	341,337
Term deposits	20(a)	**–**	573,043	342,657
Cash at bank and in hand	20(b)	**819,186**	305,221	347,849
		1,506,375	1,549,668	1,389,994
Current liabilities				
Accounts payable	21	**4,504**	4,087	4,074
Other payables and accrued charges	21	**73,876**	59,921	38,600
Deposits received		**1,905**	1,905	1,905
Bank loans	22	**802,165**	862,941	531,883
Tax payable		**–**	285	395
Derivative financial instrument	25	**–**	1,340	–
Current portion – obligations under finance leases		**–**	–	90
		882,450	930,479	576,947
Net current assets		**623,925**	619,189	813,047
Total assets less current liabilities		**3,055,987**	3,167,777	3,256,100

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

4243 31 December 31 August 31 August Note 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) Non-current liabilities Deferred tax liabilities 24 826 482 227 Derivative financial instrument 25 – – 5,181 Obligations under finance leases – – 70 826 482 5,478 NET ASSETS 3,055,161 3,167,295 3,250,622 Capital and reserves 23 Share capital: nominal value – – 80,902 Other statutory capital reserves – – 1,188,012 Share capital and other statutory reserves 1,268,914 1,268,914 1,268,914 Other reserves 1,786,247 1,898,381 1,981,708 TOTAL EQUITY 3,055,161 3,167,295 3,250,622 Approved and authorised for issue by the board of directors on 26 March 2015. Wong Wai Kay, Ricky Cheung Chi Kin, Paul Director Director The notes on pages 49 to 110 form part of these financial statements.

BALANCE SHEET

As at 31 December 2014 (Expressed in Hong Kong dollars)

	Note	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Non-current assets				
Fixed assets	15	**12,697**	14,712	30,082
Intangible assets	16	**259,758**	262,047	291,366
Investments in subsidiaries	17	**1,597,906**	1,658,286	1,191,159
Long term receivable and prepayment		**63**	22	3
Other financial assets	18	**1,490,420**	1,633,396	1,620,277
		3,360,844	3,568,463	3,132,887
Current assets				
Other receivables, deposits and prepayments	19	**26,549**	41,197	48,337
Other current financial assets	18	**293,943**	257,152	341,337
Term deposits	20(a)	**–**	211,870	187,551
Cash at bank and in hand	20(b)	**576,219**	290,638	227,779
		896,711	800,857	805,004
Current liabilities				
Other payables and accrued charges	21	**22,138**	35,227	13,371
Bank loans	22	**802,165**	862,941	531,883
Amounts due to subsidiaries	17	**834**	1,114	2,920
Derivative financial instrument	25	**–**	1,340	–
Current portion – obligations under finance leases		**–**	–	90
		825,137	900,622	548,264
Net current assets/(liabilities)		**71,574**	(99,765)	256,740
Total assets less current liabilities		**3,432,418**	3,468,698	3,389,627

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

4445 31 December 31 August 31 August Note 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) Non-current liabilities Derivative financial instrument 25 – – 5,181 Obligations under finance leases – – 70 – – 5,251 NET ASSETS 3,432,418 3,468,698 3,384,376 Capital and reserves 23 Share capital: nominal value – – 80,902 Other statutory capital reserves – – 1,188,012 Share capital and other statutory reserves 1,268,914 1,268,914 1,268,914 Other reserves 2,163,504 2,199,784 2,115,462 TOTAL EQUITY 3,432,418 3,468,698 3,384,376 Approved and authorised for issue by the board of directors on 26 March 2015. Wong Wai Kay, Ricky Cheung Chi Kin, Paul Director Director The notes on pages 49 to 110 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY For the sixteen months ended 31 December 2014 (Expressed in Hong Kong dollars) Attributable to equity shareholders of the Company Capital Share Share redemption Retained Revaluation Fair value Exchange Other Note capital premium reserve profits reserve reserve reserve reserve Total HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 At 1 September 2013 80,902 1,188,005 7 1,889,487 165,156 (71,109) – (1,826) 3,250,622 Loss for the period – – – (237,002) – – – – (237,002) Other comprehensive income 10 – – – – – 41,540 1 – 41,541 Total comprehensive income for the period – – – (237,002) – 41,540 1 – (195,461) Transition to no-par value regime on 3 March 2014 23(b) 1,188,012 (1,188,005) (7) – – – – – –Revaluation reserve realised upon disposal of an investment property 15(c) – – – 5,397 (5,397) – – – – At 31 December 2014 1,268,914 – – 1,657,882 159,759 (29,569) 1 (1,826) 3,055,161 At 1 September 2012 80,902 1,188,005 7 2,051,149 165,156 – – (1,826) 3,483,393 Loss for the year – – – (40,310) – – – – (40,310) Other comprehensive income 10 – – – – – (71,109) – – (71,109) Total comprehensive income for the period – – – (40,310) – (71,109) – – (111,419) Final dividend paid in respect of previous period 9(b) – – – (121,352) – – – – (121,352) At 31 August 2013 80,902 1,188,005 7 1,889,487 165,156 (71,109) – (1,826) 3,250,622 The notes on pages 49 to 110 form part of these financial statements. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

46 47

For the twelve months ended 31 August 2014 and the four months ended 31 December 2014 – unaudited
(Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company								
	Note	Share Capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Revaluation reserve HK$'000	Fair value reserve HK$'000	Exchange Reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	–	(1,826)	3,250,622
Loss for the period		–	–	–	(163,144)	–	–	–	–	(163,144)
Other comprehensive income	10	–	–	–	–	–	79,817	–	–	79,817
Total comprehensive income for the period		–	–	–	(163,144)	–	79,817	–	–	(83,327)
Transition to no-par value regime on 3 March 2014	23(b)	1,188,012	(1,188,005)	(7)	–	–	–	–	–	–
Revaluation reserve realised upon disposal of an investment property	15(c)	–	–	–	5,397	(5,397)	–	–	–	–
At 31 August 2014/ 1 September 2014		1,268,914	–	–	1,731,740	159,759	8,708	–	(1,826)	3,167,295
Loss for the period		–	–	–	(73,858)	–	–	–	–	(73,858)
Other comprehensive income	10	–	–	–	–	–	(38,277)	1	–	(38,276)
Total comprehensive income for the period		–	–	–	(73,858)	–	(38,277)	1	–	(112,134)
At 31 December 2014		1,268,914	–	–	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

The notes on pages 49 to 110 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the sixteen months ended 31 December 2014 (Expressed in Hong Kong dollars)

	Note	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Net cash outflow from operating activities	26	**(291,066)**	(49,662)	(241,404)	(356,804)
Investing activities					
Additions of available-for-sale securities		**(632,697)**	(172,350)	(460,347)	(2,181,277)
Proceeds from disposal of available-for-sale securities		**244,437**	30,470	213,967	155,939
Proceeds from maturity of available-for-sale securities		**591,983**	203,672	388,311	–
Acquisition of a subsidiary		**(142,343)**	–	(142,343)	–
Decrease/(increase) in term deposits		**335,329**	567,908	(232,579)	211,659
Interest received		**160,071**	41,289	118,782	70,749
Dividend received		**1,825**	336	1,489	895
Purchases of fixed assets		**(61,347)**	(43,509)	(17,838)	(39,394)
Proceeds from disposal of fixed assets		**10,000**	19	9,981	87
Net cash inflow/(outflow) from investing activities		**507,258**	627,835	(120,577)	(1,781,342)
Net cash inflow/(outflow) before financing activities		**216,192**	578,173	(361,981)	(2,138,146)
Financing activities					
Net proceeds from/(repayment of) bank loans		**270,425**	(61,317)	331,742	531,847
Repayment of capital element of finance leases		**(160)**	–	(160)	(85)
Interest element of finance leases	5(c)	**(3)**	–	(3)	(9)
Interest paid on bank loans		**(7,232)**	(2,043)	(5,189)	(2,402)
Other borrowing cost paid		**(6,017)**	(1,756)	(4,261)	(4,235)
Dividends paid		**–**	–	–	(121,354)
Net cash inflow/(outflow) from financing activities		**257,013**	(65,116)	322,129	403,762
Increase/(decrease) in cash and cash equivalents		**473,205**	513,057	(39,852)	(1,734,384)
Cash and cash equivalents at beginning of the period		**347,849**	305,221	347,849	2,080,053
Effect of foreign exchange rate changes		**(1,868)**	908	(2,776)	2,180
Cash and cash equivalents at end of the period	20	**819,186**	819,186	305,221	347,849

The notes on pages 49 to 110 form part of these financial statements.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

NOTES TO THE 4849 FINANCIAL STATEMENTS (Expressed in Hong Kong dollars) 1 CHANGE OF FINANCIAL YEAR END DATE Pursuant to a resolution of the Board dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December in order to unify the financial year end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the e-commerce retail industry and the multimedia advertising industry. Accordingly, the consolidated financial statements for current financial period cover a period of sixteen months from 1 September 2013 to 31 December 2014. The comparative figures presented for the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement and related notes cover the financial year from 1 September 2012 to 31 August 2013 (“Fiscal 2013”). As the Fiscal 2013 figures are not directly comparable with those of current financial period, financial information for the twelve months ended 31 August 2014 and the four months ended 31 December 2014 (“Supplementary financial information”), prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards, has been disclosed to enhance comparability. The Supplementary financial information has not been audited. 2 SIGNIFICANT ACCOUNTING POLICIES (a) Statement of compliance These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance, which for this financial period and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that ordinance. A summary of the significant accounting policies adopted by the Group is set out below. The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new and revised HKFRSs consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Note 2(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements. (b) Basis of preparation of the financial statements The consolidated financial statements comprise Hong Kong Television Network Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”). The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets and liabilities are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 2(f), 2(g), 2(l), 2(n), 2(s) and 2(t)).

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (b) Basis of preparation of the financial statements (continued) The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances but are inherently uncertain and unpredictable, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 6,15 and 27. (c) Changes in accounting policies The IASB has issued a number of new IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations and amendments to IFRSs, that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements: – IFRS/HKFRS 13, Fair value measurement – Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. IFRS/HKFRS 13, Fair value measurement IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. The Group has provided those disclosures in notes 15 and 27. The adoption of IFRS/HKFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities. Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognised financial instruments that are set off in accordance with IAS/HKAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS/HKAS 32. The adoption of the amendments does not have an impact on the Group’s financial statements because the Group has not offset financial instruments, nor has it entered into any master netting arrangement or similar agreement which is subject to the disclosure requirements of IFRS/HKFRS 7. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

5051 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (d) Subsidiaries and controlled entities Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. (e) Group accounting (i) Consolidation An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intragroup transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognised of an investment in an associate or jointly venture. In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(k)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (e) Group accounting (continued) (ii) Translation of foreign currencies Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss. The results of foreign operations are translated into Hong Kong dollars at an average rate for the year. Balance sheet items are translated into Hong Kong dollars at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences relative to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised. (f) Investments in debt and equity securities The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows: Investments in debt and equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification: Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(u)(v) and 2(u)(vii). Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated at amortised cost less impairment losses (see note 2(k)). Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. As an exception to this, investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(k)). Dividend income from equity securities and interest income from debt securities calculated using the effective interest method are recognised in profit or loss in accordance with the policies set out in notes 2(u)(v) and 2(u)(vii) respectively. Foreign exchange gains and losses resulting from changes in the amortised cost of debt securities are also recognised in profit or loss. When the investments are derecognised or impaired (see note 2(k)), the cumulative gain or loss recognised in equity is reclassified to profit or loss. Investments are recognised/derecognised on the date the Group commits to purchase/ sell the investments or they expire. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

5253 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (g) Investment property Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation. Investment properties are stated at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(u)(vi). When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(j). (h) Fixed assets (i) Construction in progress Construction in progress is carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (see note 2(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. Upon completion, the associated costs are transferred to leasehold land and buildings. (ii) Other fixed assets Other fixed assets, comprising buildings, leasehold improvements, broadcasting and production equipment, network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (see note 2(k)). Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows: – Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years – Furniture, fixtures and fittings 4 years – Broadcasting and production equipment 2–10 years – Network, computer and office equipment 4–15 years – Motor vehicles 4 years – Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives – Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases Where the parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually. Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (h) Fixed assets (continued) (ii) Other fixed assets (continued) The gain or loss on disposal of a fixed asset is the difference between the net disposal proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal. (i) Intangible assets Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 2(k)). Amortisation of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows: – Indefeasible right of use (“IRU”) of telecommunications capacity 20 years – Right to use of telecommunications services 10 years – Mobile television broadcast spectrum 12 years Both the period and method of amortisation are reviewed annually. (j) Assets held under leases An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease. (i) Classification of assets leased to the Group Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions: – property held under operating leases that would otherwise meet the definition of an investment property is classified as investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)); and – land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

5455 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Assets held under leases (continued) (ii) Finance leases Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h) and note 2(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. (iii) Operating leases Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods. (k) Impairment of assets (i) Impairment of investments in debt and equity securities and accounts and other receivables Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at the balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events: – significant financial difficulty of the debtor; – a breach of contract, such as a default or delinquency in interest or principal payments; – it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; – significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and – a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. If any such evidence exists, any impairment loss is determined and recognised as follows: – For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (k) Impairment of assets (continued) (i) Impairment of investments in debt and equity securities and accounts and other receivables (continued) – For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss. Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income. Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss. Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss. (ii) Impairment of other assets Internal and external sources of information are reviewed at the balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognised no longer exists or may have decreased: – fixed assets; – intangible assets; and – investment in subsidiaries in the Company’s balance sheet If any such indication exists, the asset’s recoverable amount is estimated. – Calculation of recoverable amount The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). – Recognition of impairment losses An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal (if measurable), or value in use (if determinable). HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

5657 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (k) Impairment of assets (continued) (ii) Impairment of other assets (continued) – Reversals of impairment losses An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised. (iii) Interim financial reporting and impairment Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34/HKAS 34, Interim financial reporting, in respect of the first six months and twelve months of the financial year. At the end of each of the interim periods, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial period (see notes 2(k)(i) and 2(k)(ii)). Impairment losses recognised in an interim period in respect of available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or losses. (l) Derivative financial instruments Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge of a net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. For the years presented in the consolidated financial statements, none of the Group’s derivative financial instruments qualify as hedges or hedge accounting. (m) Programme costs Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss based on the broadcasting schedule of the programme reflecting the pattern of consumption of their economic benefits. – Self-produced programmes Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads. – Purchased programmes Purchased programmes consist film rights acquired for showing on the Group’s television platform. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (n) Accounts receivables Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 2(k)(i)). (o) Cash and cash equivalents Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. (p) Financial guarantees issued, provisions and contingent liabilities (i) Financial guarantees issued Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within trade and other payables. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation. (ii) Other provisions and contingent liabilities Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

5859 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (q) Talent benefits (i) Leave entitlements Entitlements to annual leave and long service leave are recognised when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by Talents up to the balance sheet date. Entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave. (ii) Profit sharing and bonus plans Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made. (iii) Retirement benefit costs The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets. (r) Income tax Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (r) Income tax (continued) The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future. Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 2(g), the amount of deferred tax recognised is measured using the tax rates that would apply on sale of those assets at their carrying value at the balance sheet date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met: – in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or – in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either; – the same taxable entity; or – different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously. (s) Interest-bearing borrowings Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

6061 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (t) Trade and other payables Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(p), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost. (u) Revenue recognition (i) Advertising income, net of agency deductions, is recognised when the advertisements are delivered through the Group’s Over-The-Top (“OTT”) platform. (ii) Revenue for licensing of programme rights is recognised over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts. (iii) Artiste management fee income is recognised when the services are rendered. (iv) E-commerce income primarily comprised of commission income and revenue from merchandise sales. Commission income are recognised for transactions where the Group is not the primary obligor, is not subject to inventory risk, and does not have latitude in establishing prices and selecting suppliers. Commission income are recognised on a net basis which is based on a fixed percentage of the sales amount. Revenue from merchandise sales and related costs are recognised on a gross basis when the Group acts as a principal. Commission income and revenue from merchandise sales are recognised when the customer has accepted the goods and the related risks and rewards of ownership. (v) Interest income is recognised as it accrues using the effective interest method. (vi) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. (vii) Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend. (v) Borrowing costs Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to profit or loss in the year in which they are incurred.

NOTES TO THE FINANCIAL STATEMENTS 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (w) Segment reporting Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s lines of business. Geographical information is not presented as majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. (x) Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others). (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member). (iii) Both entities are joint ventures of the same third party. (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity. (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. (vi) The entity is controlled or jointly controlled by a person identified in (a). (vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

62 63

3 TURNOVER AND SEGMENT INFORMATION

Turnover

The Group is principally engaged in the provision of multimedia business, including but not limited to the offer of free TV programming through OTT platform, multimedia and drama productions, contents distribution, online shopping mall operation and other related services ("Multimedia Business").

The amount of each significant category of revenue recognised in turnover during the period is as follows:

	Sixteen months ended 31 December	Four months ended 31 December	Twelve months ended 31 August	
	2014	2014	2014	2013
	HK$'000	HK$'000 (Unaudited)	HK$'000 (Unaudited)	HK$'000
Licensing of programme rights and net advertising income	**20,612**	20,542	70	6,745
Artiste management services	**924**	318	606	277
Others (Note)	**1,491**	776	715	780
	23,027	21,636	1,391	7,802

Note: Others include income from programme production and e-commerce income.

Segment information

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker for purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group's operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

4 COST OF SALES

Cost of sales mainly include programme costs charged to the profit or loss over the showing period and talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, programme production and provision of artiste management services.

NOTES TO THE FINANCIAL STATEMENTS

5 LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/crediting the following:

(a) Other operating expenses

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Depreciation	**37,773**	10,188	27,585	26,622
Less: Depreciation capitalised as programme costs	**(3,403)**	(508)	(2,895)	(7,515)
	34,370	9,680	24,690	19,107
Advertising and marketing expenses	**10,070**	9,231	839	8,595
Auditor's remuneration	**2,395**	1,331	1,064	1,500
Operating lease charges in respect of:				
– land and buildings	**11,652**	4,414	7,238	4,796
– equipments	**1,701**	1,074	627	–
Loss/(gain) on disposal of fixed assets	**208**	(3)	211	263
Talent costs (note 5(d))	**146,502**	40,688	105,814	84,303
Amortisation of intangible assets (note 16)	**40,067**	10,992	29,075	20,360
Impairment of accounts receivable	**–**	–	–	100
Write off of artiste prepayments	**28,328**	3,353	24,975	16,852
Provision for committed artiste payments	**6,003**	(4,860)	10,863	–
Others	**62,503**	22,318	40,185	45,638
	343,799	98,218	245,581	201,514

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

64 65

5 LOSS BEFORE TAXATION (continued)

Loss before taxation is arrived at after charging/crediting the following: (continued)

(b) Other income, net

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Bank interest income	**23,017**	5,292	17,725	27,051
Dividend income from available-for-sale equity securities	**1,825**	336	1,489	895
Interest income from available-for-sale debt securities	**120,353**	29,407	90,946	61,406
Gain on disposal of available-for-sale securities	**4,946**	504	4,442	4,508
Rentals from investment properties	**15,306**	3,809	11,497	11,765
Net exchange (loss)/gain	**(18,425)**	(9,469)	(8,956)	23,007
Others	**587**	28	559	277
	147,609	29,907	117,702	128,909

(c) Finance costs, net

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Interest element of finance leases	**3**	–	3	9
Interest on bank loans	**7,169**	1,952	5,217	2,530
Change in fair value of derivative financial instrument	**(5,181)**	(1,340)	(3,841)	(4,482)
Other borrowing costs	**5,598**	1,343	4,255	4,653
Bank charges	**178**	61	117	2,150
	7,767	2,016	5,751	4,860

NOTES TO THE FINANCIAL STATEMENTS

5 LOSS BEFORE TAXATION (continued)

Loss before taxation is arrived at after charging/crediting the following: (continued)

(d) Talent costs

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Wages and salaries	**200,103**	43,494	156,609	208,264
Retirement benefit costs – defined contribution plans (note 12)	**9,004**	1,866	7,138	9,876
	209,107	45,360	163,747	218,140
Less: Talent costs capitalised as programme costs	**(62,605)**	(4,672)	(57,933)	(121,207)
Talent costs included in cost of sales	**–**	–	–	(12,630)
Talent costs included in other operating expenses	**146,502**	40,688	105,814	84,303

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

6 IMPAIRMENT LOSSES/WRITE OFF OF ASSETS

The Group's Multimedia Business comprised of two cash generating units ("CGU"), namely "Media", which operates the multimedia and drama production and contents distribution business, and "E-commerce", which operates the online shopping business of the Group.

The Group recognised impairment loss on fixed assets, intangible assets and programme costs and wrote off certain construction in progress with an aggregated amount of HK$32,000,000 during the sixteen months ended 31 December 2014.

The Group has identified indications of impairment of its Media CGU assets, primarily as a result of the uncertainty in the legal and technical feasibility in the provision of mobile television services. The recoverable amounts of these assets, which include primarily programme costs and certain fixed assets and intangible assets, were assessed based on their value in use at the Media CGU level as well as the Group's Multimedia Business as a whole, and determined by discounting the estimated cashflows to be generated from the use of these assets at pre-tax discount rates of 13.40% at the Media CGU level and 15.25% at the overall Multimedia Business level. Key assumptions used in the estimation of value in use included discount rate, projected revenue of the Media CGU and projected revenue of E-commerce CGU.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

66 67

7 INCOME TAX (EXPENSE)/CREDIT

The provision for Hong Kong Profits Tax for the period is calculated at 16.5% (16.5% for the four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013) of the estimated assessable profits for the period.

The amount of income tax (expense)/credit in the consolidated income statement represents:

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Current taxation				
Hong Kong				
– Provision for the year	–	–	–	–
– Over-provision in respect of prior year	394	284	110	540
Deferred taxation				
Origination and reversal of temporary differences (note 24)	(599)	(344)	(255)	1,119
	(205)	(60)	(145)	1,659

The Group's income tax expense differs from the theoretical amount that would arise using the profits before taxation at applicable tax rates as follows:

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Loss before taxation	(236,797)	(73,798)	(162,999)	(41,969)
Notional tax on loss before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	39,072	12,178	26,894	6,925
Effect of non-taxable income	21,577	6,399	15,178	22,691
Effect of non-deductible expenses	(8,705)	470	(9,175)	(4,886)
Effect of unused tax losses not recognised	(53,200)	(18,772)	(34,428)	(23,952)
Over-provision in respect of prior year	394	284	110	540
Others	657	(619)	1,276	341
Income tax (expense)/credit	(205)	(60)	(145)	1,659

NOTES TO THE FINANCIAL STATEMENTS 8 LOSS ATTRIBUTABLE TO SHAREHOLDERS The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of profit of HK$6,502,000 (four months ended 31 December 2014: HK$1,997,000 (unaudited); twelve months ended 31 August 2014: HK$4,505,000 (unaudited); twelve months ended 31 August 2013: HK$20,276,000). 9 DIVIDENDS (a) Dividends payable to equity shareholders of the Company attributable to the sixteen months ended 31 December 2014 The Board has resolved not to declare any final dividend for the sixteen months ended 31 December 2014 (twelve months ended 31 August 2013: Nil). (b) Dividends attributable to the previous financial year, approved and paid during the twelve months ended 31 August 2013 According to the Annual General Meeting on 31 December 2012, it was approved that the final dividend for the year ended 31 August 2012 was HK15 cents per ordinary share. The dividend of HK$121,352,000 was paid on 24 January 2013. 10 OTHER COMPREHENSIVE INCOME (a) Tax effects relating to each component of other comprehensive income Before-tax Net-of-tax amount Tax expense amount HK$’000 HK$’000 HK$’000 Sixteen months ended 31 December 2014 Exchange difference on translation of financial statements of an overseas subsidiary 1– 1 Available-for-sale securities: net movement in fair value reserve 41,540 – 41,540 Other comprehensive income 41,541 – 41,541 Four months ended 31 December 2014 (Unaudited) Exchange difference on translation of financial statements of an overseas subsidiary 1– 1 Available-for-sale securities: net movement in fair value reserve (38,277) – (38,277) Other comprehensive income (38,276) – (38,276) Twelve months ended 31 August 2014 (Unaudited) Exchange difference on translation of financial statements of an overseas subsidiary –––Available-for-sale securities: net movement in fair value reserve 79,817 – 79,817 Other comprehensive income 79,817 – 79,817 HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

68 69

10 OTHER COMPREHENSIVE INCOME (continued)

(a) Tax effects relating to each component of other comprehensive income (continued)

	Before-tax amount HK$'000	Tax expense HK$'000	Net-of-tax amount HK$'000
Twelve months ended 31 August 2013			
Exchange difference on translation of financial statements of an overseas subsidiary	–	–	–
Available-for-sale securities: net movement in fair value reserve	(71,109)	–	(71,109)
Other comprehensive income	(71,109)	–	(71,109)

(b) Components of other comprehensive income, including reclassification adjustments

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Available-for-sale securities: net movement in fair value reserve				
– Changes in fair value recognised during the period	**46,486**	(37,773)	84,259	(66,601)
– Reclassified to profit or loss upon disposal	**(4,946)**	(504)	(4,442)	(4,508)
	41,540	(38,277)	79,817	(71,109)

11 LOSS PER SHARE

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Loss attributable to equity shareholders	**(237,002)**	(73,858)	(163,144)	(40,310)

NOTES TO THE FINANCIAL STATEMENTS

11 LOSS PER SHARE (continued)

The calculation of basic loss per share for the sixteen months ended 31 December 2014, four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013 are based on the loss for the respective periods and the weighted average of 809,017,000 ordinary shares in issue.

The diluted loss per share for the sixteen months ended 31 December 2014, four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013 are the same as the basic loss per share as no potential ordinary share were outstanding during the respective periods.

12 RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the "ORSO Scheme"), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group's contributions are calculated at 10% and 5% of the monthly salaries of senior Talents and all other Talents respectively. The Talents are entitled to 100% of the employer's contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years' service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group's contributions.

A mandatory provident fund scheme (the "MPF Scheme") has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual's relevant income with a maximum amount of HK$1,250 per month before 1 June 2014, and commenced from 1 June 2014, the maximum amount has been increased to HK$1,500, as a mandatory contribution. Employer's mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the "Mutual Plan") in which both the Group and senior Talents, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

The aggregate employer's contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the period are as follows:

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Gross contributions	**9,004**	1,866	7,138	9,876

At 31 December 2014, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (31 August 2014: Nil; 31 August 2013: Nil).

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

7071

13 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' remuneration

Directors' remuneration disclosed pursuant to section 78 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), with reference to section 161 of the predecessor Hong Kong Companies Ordinance (Cap. 32), is as follows:

For the sixteen months ended 31 December 2014:

Name of Director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	8,941	559	893	10,393
Cheung Chi Kin, Paul	–	8,941	559	893	10,393
To Wai Bing	–	3,010	188	301	3,499
Wong Nga Lai, Alice	–	3,010	188	300	3,498
Cheng Mo Chi, Moses (note a)	202	–	–	–	202
Lee Hon Ying, John	297	–	–	–	297
Peh Jefferson Tun Lu	278	–	–	–	278
Mak Wing Sum, Alvin (note b)	278	–	–	–	278
Total	1,055	23,902	1,494	2,387	28,838

For the four months ended 31 December 2014 (Unaudited):

Name of Director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	2,235	–	223	2,458
Cheung Chi Kin, Paul	–	2,235	–	223	2,458
To Wai Bing	–	752	–	75	827
Wong Nga Lai, Alice	–	752	–	75	827
Cheng Mo Chi, Moses (note a)	–	–	–	–	–
Lee Hon Ying, John	74	–	–	–	74
Peh Jefferson Tun Lu	69	–	–	–	69
Mak Wing Sum, Alvin (note b)	69	–	–	–	69
Total	212	5,974	–	596	6,782

NOTES TO THE FINANCIAL STATEMENTS

13 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) Directors' remuneration (continued)

For the twelve months ended 31 August 2014 (Unaudited):

Name of Director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,706	559	670	7,935
Cheung Chi Kin, Paul	–	6,706	559	670	7,935
To Wai Bing	–	2,258	188	226	2,672
Wong Nga Lai, Alice	–	2,258	188	225	2,671
Cheng Mo Chi, Moses (note a)	202	–	–	–	202
Lee Hon Ying, John	223	–	–	–	223
Peh Jefferson Tun Lu	209	–	–	–	209
Mak Wing Sum, Alvin (note b)	209	–	–	–	209
Total	843	17,928	1,494	1,791	22,056

For the twelve months ended 31 August 2013:

Name of Director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,706	–	670	7,376
Cheung Chi Kin, Paul	–	6,706	–	670	7,376
To Wai Bing	–	2,326	564	226	3,116
Wong Nga Lai, Alice	–	2,273	1,276	226	3,775
Cheng Mo Chi, Moses	193	–	–	–	193
Lee Hon Ying, John	212	–	–	–	212
Chan Kin Man (note c)	152	–	–	–	152
Peh Jefferson Tun Lu	199	–	–	–	199
Total	756	18,011	1,840	1,792	22,399

Notes:

(a) Dr. Cheng Mo Chi, Moses resigned as the Non-executive Director with effect from 31 August 2014.

(b) Mr. Mak Wing Sum, Alvin was appointed as Independent Non-executive Director with effect from 1 September 2013.

(c) Dr. Chan Kin Man resigned as the Independent Non-executive Director with effect from 7 June 2013.

No director waived any emoluments in respect of the sixteen months ended 31 December 2014, and twelve months ended 31 August 2014 and 31 August 2013.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

72 73

13 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the sixteen months ended 31 December 2014 include four (four months ended 31 December 2014, twelve months ended 31 August 2014 and 2013: four) directors, whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one individual during the respective periods are as follows:

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Basis salaries, other allowances and benefits in kind	**1,370**	303	1,067	1,558
Discretionary bonuses	**118**	–	118	100
Retirement benefit costs – defined contribution plans	**65**	13	52	78
	1,553	316	1,237	1,736

14 EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the "2012 Share Option Scheme") which was adopted by shareholders of the Company on 31 December 2012 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2012 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorised under the 2012 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company's issued share on the date of adoption. The exercise price of the option is determined by the Company's board of directors at a price not less than the highest of (a) the average closing price of the Company's shares for five trading days preceding the grant date; and (b) the closing price of the Company's shares on the date of grant. The 2012 Share Option Scheme is valid and effective for a ten year period up to 30 December 2022 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

During the sixteen months ended 31 December 2014, no share options have been granted under the 2012 Share Option Scheme by the Company.

The Company also operated an old share option scheme (the "2002 Share Option Scheme") which was adopted by shareholders on 23 December 2002 and expired on 22 December 2012.

As at 31 December 2014, 31 August 2014 and 31 August 2013, there were no options outstanding.

NOTES TO THE FINANCIAL STATEMENTS

15 FIXED ASSETS

The Group

	Construction in progress HK$'000	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Network, computer and office equipment HK$'000	Motor vehicles HK$'000	Broadcasting and production equipment HK$'000	Total HK$'000
Cost and valuation:									
At 1 September 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169
Additions	6,055	-	-	169	21	4,019	-	8,357	18,621
Acquisition of a subsidiary	-	-	-	-	-	13,645	-	-	13,645
Disposals (note 15(c))	-	(9,200)	-	-	(3)	(29)	(1,894)	(6)	(11,132)
Fair value adjustment	-	1,800	-	-	-	-	-	-	1,800
At 31 August 2014/1 September 2014 (Unaudited)	156,265	226,800	57,866	20,220	2,757	48,486	5,056	72,653	590,103
Additions	6,433	-	-	1,813	548	25,997	5,187	10,118	50,096
Disposals	-	-	-	-	-	(16)	-	-	(16)
Write off	(17,978)	-	-	-	-	-	-	-	(17,978)
Fair value adjustment	-	2,100	-	-	-	-	-	-	2,100
At 31 December 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305
Representing:									
Cost	156,265	-	57,866	20,220	2,757	48,486	5,056	72,653	363,303
Valuation	-	226,800	-	-	-	-	-	-	226,800
At 31 August 2014 (Unaudited)	156,265	226,800	57,866	20,220	2,757	48,486	5,056	72,653	590,103
Cost	144,720	-	57,866	22,033	3,305	74,467	10,243	82,771	395,405
Valuation	-	228,900	-	-	-	-	-	-	228,900
At 31 December 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305
Accumulated depreciation:									
At 1 September 2013	-	-	1,319	9,947	1,408	9,486	2,260	11,472	35,892
Charge for the period	-	-	1,967	3,495	518	8,340	1,584	11,681	27,585
Impairment loss	4,830	-	-	243	28	975	126	1,544	7,746
Disposals	-	-	-	-	(3)	(23)	(908)	(6)	(940)
At 31 August 2014/1 September 2014 (Unaudited)	4,830	-	3,286	13,685	1,951	18,778	3,062	24,691	70,283
Charge for the period	-	-	554	366	190	4,397	579	4,102	10,188
Reclassification of impairment loss/ write off	(4,343)	-	-	(243)	(28)	(837)	(126)	(748)	(6,325)
At 31 December 2014	487	-	3,840	13,808	2,113	22,338	3,515	28,045	74,146
Net book value:									
At 31 August 2014 (Unaudited)	151,435	226,800	54,580	6,535	806	29,708	1,994	47,962	519,820
At 31 December 2014	144,233	228,900	54,026	8,225	1,192	52,129	6,728	54,726	550,159

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

74 75

15 FIXED ASSETS (continued)

The Group (continued)

	Construction in progress HK$'000	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Network computer and office equipment HK$'000	Motor vehicles HK$'000	Broadcasting and production equipment HK$'000	Total HK$'000
Cost and valuation:									
At 1 September 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418
Additions	15,413	-	-	612	152	7,615	2,875	11,041	37,708
Disposals	-	-	-	(11)	-	(1,503)	-	(172)	(1,686)
Fair value adjustment	-	43,400	-	-	-	-	-	-	43,400
Write off	-	-	-	(212)	(1,262)	(20,115)	(1,082)	-	(22,671)
Transfer from investment properties (note 15(d))	-	(47,400)	47,400	-	-	-	-	-	-
At 31 August 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169
Representing:									
Cost	150,210	-	57,866	20,051	2,739	30,851	6,950	64,302	332,969
Valuation	-	234,200	-	-	-	-	-	-	234,200
	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169
Accumulated depreciation:									
At 1 September 2012	-	-	188	3,166	2,162	23,118	2,167	2,476	33,277
Charge for the period	-	-	1,131	7,000	508	7,765	1,175	9,043	26,622
Disposals	-	-	-	(7)	-	(1,282)	-	(47)	(1,336)
Write off	-	-	-	(212)	(1,262)	(20,115)	(1,082)	-	(22,671)
At 31 August 2013	-	-	1,319	9,947	1,408	9,486	2,260	11,472	35,892
Net book value:									
At 31 August 2013	150,210	234,200	56,547	10,104	1,331	21,365	4,690	52,830	531,277

NOTES TO THE FINANCIAL STATEMENTS

15 FIXED ASSETS (continued)

The Company

	Investment property HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost and valuation:						
At 1 September 2013	9,200	2,697	743	26,487	2,111	41,238
Additions	–	39	2	609	–	650
Disposals (note 15(c))	(9,200)	–	(4)	(11)	–	(9,215)
At 31 August 2014/ 1 September 2014 (Unaudited)	–	2,736	741	27,085	2,111	32,673
Additions	–	12	–	154	–	166
Disposals	–	–	–	–	–	–
At 31 December 2014	–	2,748	741	27,239	2,111	32,839
Representing:						
Cost	–	2,736	741	27,085	2,111	32,673
Valuation	–	–	–	–	–	–
At 31 August 2014 (Unaudited)	–	2,736	741	27,085	2,111	32,673
Cost	–	2,748	741	27,239	2,111	32,839
Valuation	–	–	–	–	–	–
At 31 December 2014	–	2,748	741	27,239	2,111	32,839
Accumulated depreciation:						
At 1 September 2013	–	2,026	694	7,233	1,203	11,156
Charge for the period	–	412	16	6,021	370	6,819
Disposals	–	–	(3)	(11)	–	(14)
At 31 August 2014 (Unaudited)	–	2,438	707	13,243	1,573	17,961
Charge for the period	–	12	22	2,031	116	2,181
Disposals	–	–	–	–	–	–
At 31 December 2014	–	2,450	729	15,274	1,689	20,142
Net book value:						
At 31 August 2014 (Unaudited)	–	298	34	13,842	538	14,712
At 31 December 2014	–	298	12	11,965	422	12,697

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

76 77

15 FIXED ASSETS (continued)

The Company (continued)

	Investment property HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost and valuation:						
At 1 September 2012	7,400	2,447	704	21,618	1,360	33,529
Additions	–	250	39	6,061	751	7,101
Disposals	–	–	–	(1,192)	–	(1,192)
Fair value adjustment	1,800	–	–	–	–	1,800
At 31 August 2013	9,200	2,697	743	26,487	2,111	41,238
Representing:						
Cost	–	2,697	743	26,487	2,111	32,038
Valuation	9,200	–	–	–	–	9,200
	9,200	2,697	743	26,487	2,111	41,238
Accumulated depreciation:						
At 1 September 2012	–	1,551	676	2,752	966	5,945
Charge for the period	–	475	18	5,664	237	6,394
Disposals	–	–	–	(1,183)	–	(1,183)
At 31 August 2013	–	2,026	694	7,233	1,203	11,156
Net book value:						
At 31 August 2013	9,200	671	49	19,254	908	30,082

NOTES TO THE FINANCIAL STATEMENTS 15 FIXED ASSETS (continued) (a) Fair value measurement of investment properties (i) Fair value hierarchy The following table presents the fair value of the company’s investment properties measured at balance sheet date on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available • Level 3 valuations: Fair value measured using significant unobservable inputs Fair value measurements categorised into Fair value Level 1 Level 2 Level 3 HK$’000 HK$’000 HK$’000 HK$’000 Recurring fair value measurements Investment properties: – 31 December 2014 228,900 – 228,900 –– 31 August 2014 (Unaudited) 226,800 – 226,800 – During the sixteen months ended 31 December 2014, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Company’s policy is to recognise transfers between levels of fair value hierarchy as at the balance sheet date in which they occur. All of the Group’s investment properties were revalued as at 31 August 2014 and 31 December 2014. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. Management has discussion with the surveyors on the valuation assumptions and valuation results when the valuation is performed at each period end date. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

7879 15 FIXED ASSETS (continued) (a) Fair value measurement of investment properties (continued) (ii) Valuation techniques and inputs used in Level 2 fair value measurements The fair value of investment properties located in Hong Kong is determined using direct comparison approach by reference to recent sales price of comparable properties. Fair value adjustment of investment properties is recognised in the line item “valuation gains on investment properties” on the face of the consolidated income statement. (b) The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows: 31 December 31 August 31 August 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) The Group: Leases in respect of investment properties which are receivable: Within 1 year 11,428 11,428 11,481 After 1 year but within 5 years 16,189 19,999 31,426 27,617 31,427 42,907 The Company: Leases in respect of investment properties which are receivable: Within 1 year – – 53 After 1 year but within 5 years – – – – – 53 (c) During the sixteen months ended 31 December 2014, the Company disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realised and transferred to retained profits. (d) During the twelve months ended 31 August 2013, one of the investment properties was retained by the Group for self-use. Upon the change in use, the Group transferred the investment property of carrying value of HK$47,400,000, being the fair value of the transferred investment property as at the date of such transfer, into leasehold land and buildings.

NOTES TO THE FINANCIAL STATEMENTS

15 FIXED ASSETS (continued)

(e) The net book value of interests in construction in progress, leasehold land and buildings and investment properties situated in Hong Kong are analysed as follows:

	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
The Group			
Medium term lease	**427,159**	432,815	440,957
Representing:			
Construction in progress carried at cost less impairment loss	**144,233**	151,435	150,210
Leasehold land and buildings carried at cost	**54,026**	54,580	56,547
Investment properties stated at fair value	**228,900**	226,800	234,200
	427,159	432,815	440,957
The Company			
Medium term lease	**–**	–	9,200
Representing:			
Investment properties stated at fair value	**–**	–	9,200
	–	–	9,200

(f) The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the period end.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

8081 15 FIXED ASSETS (continued) (g) Further particulars of the Group’s leasehold land and properties interest at 31 December 2014 are as follows: Attributable interest of Location Use Lease term the Group 12/F,14/F,15/F and Roof on 17/F, Leasing for rental income Medium term lease 100% Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories 13/F and 16/F, Trans Asia Centre, Self-use Medium term lease 100% No. 18 Kin Hong Street, Kwai Chung, New Territories The whole of 14/F and Lorry Parking Space Leasing for rental income Medium term lease 100% No. L13 on 1/F, Mita Centre, Nos.552–566 Castle Peak Road, Kwai Chung, New Territories The remaining portion of section S of Self-use Medium term lease 100% Tseung Kwan O Town Lot No. 39, Tseung Kwan O, Sai Kung, New Territories

NOTES TO THE FINANCIAL STATEMENTS

16 INTANGIBLE ASSETS

The Group

	Mobile television broadcast spectrum HK$'000	IRU of the tele-communications capacity HK$'000	Right to use of tele-communications service HK$'000	Total HK$'000
Cost				
At 1 September 2013	–	226,700	90,243	316,943
Additions through acquisition of a subsidiary	146,591	–	–	146,591
At 31 August 2014/31 December 2014	146,591	226,700	90,243	463,534
Accumulated amortisation				
At 1 September 2013	–	14,240	11,337	25,577
Amortisation for the period	8,716	11,335	9,024	29,075
Impairment losses (note 6)	4,594	6,589	2,371	13,554
31 August 2014 (Unaudited)	13,310	32,164	22,732	68,206
Amortisation for the period	4,186	3,789	3,017	10,992
Reclassification of impairment loss (note 6)	(2,345)	(3,270)	(1,247)	(6,862)
31 December 2014	15,151	32,683	24,502	72,336
Net book value				
31 August 2014 (Unaudited)	133,281	194,536	67,511	395,328
31 December 2014	131,440	194,017	65,741	391,198

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

8283 16 INTANGIBLE ASSETS (continued) The Group (continued) Mobile IRU of Right to television the tele- use of tele-broadcast communications communications spectrum capacity service Total HK$’000 HK$’000 HK$’000 HK$’000 Cost At 1 September 2012 and 31 August 2013 – 226,700 90,243 316,943 Accumulated amortisation At 1 September 2012 – 2,905 2,312 5,217 Amortisation for the period – 11,335 9,025 20,360 At 31 August 2013 – 14,240 11,337 25,577 Net book value At 31 August 2013 – 212,460 78,906 291,366

NOTES TO THE FINANCIAL STATEMENTS

16 INTANGIBLE ASSETS (continued)

The Company

	IRU of the tele-communications capacity HK$'000	Right to use of tele-communications service HK$'000	Total HK$'000
Cost			
At 1 September 2013, 31 August 2014 and 31 December 2014	226,700	90,243	316,943
Accumulated amortisation			
At 1 September 2013	14,240	11,337	25,577
Amortisation for the period	11,335	9,024	20,359
Impairment losses (note 6)	6,589	2,371	8,960
At 31 August 2014 (Unaudited)	32,164	22,732	54,896
Amortisation for the period	3,789	3,017	6,806
Reclassification of impairment loss (note 6)	(3,270)	(1,247)	(4,517)
At 31 December 2014	32,683	24,502	57,185
Net book value			
At 31 August 2014 (Unaudited)	194,536	67,511	262,047
At 31 December 2014	194,017	65,741	259,758
Cost			
At 1 September 2012 and 31 August 2013	226,700	90,243	316,943
Accumulated amortisation			
At 1 September 2012	2,905	2,312	5,217
Amortisation for the period	11,335	9,025	20,360
At 31 August 2013	14,240	11,337	25,577
Net book value			
At 31 August 2013	212,460	78,906	291,366

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years and right to use of the telecommunications services from the former subsidiary for a term of 10 years. During the sixteen months ended 31 December 2014, the Company acquired a wholly-owned subsidiary and recorded an intangible asset in the amount of HK$146,591,000 relating to the spectrum with frequency at 678–686 MHz and microwave link at the frequency range of 7910–7920 MHz (the "Spectrum") for the provision of broadcast-type mobile television services for a period of about 12 years.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

84 85

17 INVESTMENTS IN SUBSIDIARIES/AMOUNTS DUE FROM/(TO) SUBSIDIARIES

	The Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Unlisted investments, at cost (note (a))	**157,396**	157,396	–
Amounts due from subsidiaries (note (b))	**1,440,510**	1,500,890	1,191,159
	1,597,906	1,658,286	1,191,159

(a) The following is a list of the subsidiaries of the Group:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
City Telecom (H.K.) Limited	Hong Kong	Inactive	Ordinary HK$2	100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
HKTV Japan Company Limited	Japan	Engage in trading activities	Ordinary JPY10,000	100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100

NOTES TO THE FINANCIAL STATEMENTS

17 INVESTMENTS IN SUBSIDIARIES/AMOUNTS DUE FROM/(TO) SUBSIDIARIES (continued)

(a) (continued)

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Hong Kong Mobile Television Network Limited	Hong Kong	Provision of Mobile Television Service	Ordinary HK$2	100
Hong Kong Mobile Television (Leasing) Limited	Hong Kong	Inactive	Ordinary HK$1	100
Hong Kong Music Network Limited	Hong Kong	Producing, publishing and licensing of musical works	Ordinary HK$1	100
Hong Kong TV Shopping Network Company Limited	Hong Kong	TV programming through OTT platform and ecommerce business	Ordinary HK$1	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Talent Ascent Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

* Shares held directly by the Company.

(b) Except for a loan to a subsidiary of HK$260,625,000 (31 August 2014: HK$260,625,000; 31 August 2013: HK$260,625,000) which is unsecured, bears fixed interest of 5% per annum and repayable on 16 May 2017, all of the amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

86 87

18 OTHER FINANCIAL ASSETS

	The Group and the Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Available-for-sale debt securities			
– Maturity dates within 1 year	**293,943**	257,152	341,337
– Maturity dates over 1 year	**1,450,267**	1,593,674	1,581,553
	1,744,210	1,850,826	1,922,890
Available-for-sale equity securities			
– Listed	**29,090**	27,697	27,724
– Unlisted	**11,063**	12,025	11,000
	40,153	39,722	38,724
	1,784,363	1,890,548	1,961,614

The available-for-sale securities were carried at fair value as at 31 December 2014, 31 August 2014 and 31 August 2013.

19 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Accounts receivable	**7,788**	470	1,425
Less: Allowance for doubtful debts	**(100)**	(100)	(100)
	7,688	370	1,325
Other receivables, deposits and prepayments	**40,752**	50,202	66,688
	48,440	50,572	68,013

NOTES TO THE FINANCIAL STATEMENTS

19 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (continued)

	The Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Other receivables, deposits and prepayments	**26,549**	41,197	48,337

(a) Aging analysis

The aging analysis of accounts receivable, before recognition of impairment losses, is as follows:

	The Group		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Current–30 days	**7,036**	326	743
31–60 days	**460**	3	554
61–90 days	**12**	8	–
Over 90 days	**280**	133	128
	7,788	470	1,425

The majority of the Group's accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b) Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 2(k)(i)).

There were no movement in the allowance of doubtful debts during the sixteen months ended 31 December 2014, four months ended 31 December 2014 and twelve months ended 31 August 2014.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

88 89

19 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (continued)

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Neither past due nor impaired	**7,036**	326	743
1–30 days past due	**460**	3	554
31–60 days past due	**12**	8	–
Over 60 days past due	**180**	33	28
	7,688	370	1,325

Accounts receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Other accounts receivable that were past due but not impaired relate to independent customers that have a good track record of payment or a reputable corporate with sound financial conditions. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d) Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for rental deposit, interest receivable, prepayment and other receivables. All of the other receivables, except rental deposits and others amounting to HK$1,775,000 (31 August 2014: HK$1,790,000; 31 August 2013: HK$1,012,000), are expected to be recovered within one year.

NOTES TO THE FINANCIAL STATEMENTS 20 BANK DEPOSITS AND CASH (a) Term deposits Term deposits are time deposits with banks with maturity over three months at acquisition. (b) Cash at bank and in hand The Group 31 December 31 August 31 August 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) Time deposits with banks within three months of original maturity 727,226 197,534 176,684 Cash at bank and in hand 91,960 107,687 171,165 Cash at bank and in hand in the balance sheet 819,186 305,221 347,849 The Company 31 December 31 August 31 August 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) Time deposits with banks within three months of original maturity 513,667 197,534 76,668 Cash at bank and in hand 62,552 93,104 151,111 Cash at bank and in hand in the balance sheet 576,219 290,638 227,779 HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

90 91

21 ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED CHARGES

	The Group		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Accounts payable	**4,504**	4,087	4,074
Other payables and accrued charges	**73,876**	59,921	38,600
	78,380	64,008	42,674

	The Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Other payables and accrued charges	**22,138**	35,227	13,371

(a) The aging analysis of the accounts payable is as follows:

	The Group		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Current–30 days	**2,155**	830	1,147
31–60 days	**85**	130	140
61–90 days	**67**	99	119
Over 90 days	**2,197**	3,028	2,668
	4,504	4,087	4,074

(b) Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, deferred revenue for unearned licensing income and advertising income, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

NOTES TO THE FINANCIAL STATEMENTS 22 BANK LOANS The bank loans were repayable as follows: The Group and the Company 31 December 31 August 31 August 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) Within 1 year 802,165 862,941 531,883 At 31 December 2014, the uncommitted banking facilities of the Company amounted to HK$2,311,010,000 (31 August 2014: HK$2,542,065,000; 31 August 2013: HK$2,543,728,000). The facilities were utilised to the extent of bank loans of HK$802,165,000 (31 August 2014: HK$862,941,000; 31 August 2013: HK$531,883,000). All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. Further details of the group’s management of liquidity risk are set out in note 27(b). As at 31 December 2014, and 31 August 2014 and 2013, none of the covenants relating to drawn down facilities had been breached. At 31 December 2014, the bank loans of HK$802,165,000 bore fixed interest rate ranged from 0.6% to 0.8% per annum (31 August 2014: 0.6% to 0.7%; 31 August 2013: 0.6% to 0.8%) . At 31 December 2014, 31 August 2014 and 31 August 2013, all bank loans were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

92 93

23 CAPITAL AND RESERVES

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the period are set out below:

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Fair value reserve HK$'000	Revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2013	80,902	1,188,005	7	(71,109)	5,397	2,181,174	3,384,376
Profit attributable to equity share holders	–	–	–	–	–	4,505	4,505
Other comprehensive income	–	–	–	79,817	–	–	79,817
Total comprehensive income for the period	–	–	–	79,817	–	4,505	84,322
Transition to no-par value regime on 3 March 2014	1,188,012	(1,188,005)	(7)	–	–	–	–
Revaluation reserve realised upon disposal of an investment property	–	–	–	–	(5,397)	5,397	–
At 31 August 2014/ 1 September 2014 (Unaudited)	1,268,914	–	–	8,708	–	2,191,076	3,468,698
Profit attributable to equity share holders	–	–	–	–	–	1,997	1,997
Other comprehensive income	–	–	–	(38,277)	–	–	(38,277)
Total comprehensive income for the period	–	–	–	(38,277)	–	1,997	(36,280)
At 31 December 2014	1,268,914	–	–	(29,569)	–	2,193,073	3,432,418

NOTES TO THE FINANCIAL STATEMENTS

23 CAPITAL AND RESERVES (continued)

(a) Movements in components of equity (continued)

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Fair value reserve HK$'000	Revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2012	80,902	1,188,005	7	–	5,397	2,282,250	3,556,561
Profits attributable to equity share holders	–	–	–	–	–	20,276	20,276
Other comprehensive income	–	–	–	(71,109)	–	–	(71,109)
Total comprehensive income for the year	–	–	–	(71,109)	–	20,276	(50,833)
Final dividend paid in respect of previous period	–	–	–	–	–	(121,352)	(121,352)
At 31 August 2013	80,902	1,188,005	7	(71,109)	5,397	2,181,174	3,384,376

(b) Authorised and issued share Capital

	31 December 2014		31 August 2014		31 August 2013	
	No. of shares	**Amount HK$'000**	No. of shares	Amount HK$'000 (Unaudited)	No. of shares	Amount HK$'000
Authorised: (note 1)						
Ordinary shares of HK$0.10 each (note 2)	–	–	–	–	2,000,000,000	200,000
Issued and fully paid:						
Ordinary shares						
At the beginning of the period	**809,016,643**	**1,268,914**	809,016,643	80,902	809,016,643	80,902
Transition to no-par value regime on 3 March 2014 (note 3)	–	–	–	1,188,012	–	–
At the end of the period/year	**809,016,643**	**1,268,914**	809,016,643	1,268,914	809,016,643	80,902

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

9495 23 CAPITAL AND RESERVES (continued) (b) Authorised and issued share Capital (continued) Note 1: Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on 3 March 2014, the concept of authorised share capital no longer exists. Note 2: In accordance with section 135 of the new Hong Kong Companies Ordinance (Cap. 622), the Company’s shares no longer have a par or nominal value with effect from 3 March 2014. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition. Note 3: In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622) on 3 March 2014 any amount standing to the credit of the share premium account and the capital redemption reserve has become part of the Company’s share capital. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets. (c) Share premium and capital redemption reserves Prior to 3 March 2014, the application of the share premium account and the capital redemption reserve was governed by sections 48B and 49H respectively of the predecessor Hong Kong Companies Ordinance (Cap. 32). In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), on 3 March 2014 any amount standing to the credit of the share premium account and the capital redemption reserve has become part of the Company’s share capital (see note 23(b)). The use of share capital as from 3 March 2014 is governed by the new Hong Kong Companies Ordinance (Cap. 622). (d) Exchange reserve The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 2(e)(ii). (e) Fair value reserve The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in notes 2(f) and 2(k)(i).

NOTES TO THE FINANCIAL STATEMENTS 23 CAPITAL AND RESERVES (continued) (f) Capital management The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders. The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments. The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total borrowing less cash at bank and in hand and term deposits . The net debt to net asset gearing ratio as at 31 December 2014, and 31 August 2014 and 2013 are as follows: The Group 31 December 31 August 31 August 2014 2014 2013 HK$’000 HK$’000 HK$’000 (Unaudited) Bank loans (802,165) (862,941) (531,883) Obligations under financial leases – – (160) Total borrowings (802,165) (862,941) (532,043) Less: Cash at bank and in hand 819,186 305,221 347,849 Less: Term deposits – 573,043 342,657 Net cash 17,021 15,323 158,463 Net assets 3,055,161 3,167,295 3,250,622 Net debt to net asset gearing ratio N/A N/A N/A Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

96 97

24 DEFERRED TAXATION

(a) Deferred tax assets and liabilities recognised

(i) The Group

The components of deferred tax (liabilities)/assets recognised in the consolidated balance sheet and the movement during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of the related depreciation HK$'000	Tax losses carried forward HK$'000	Total HK$'000
At 1 September 2012	(12,103)	10,757	(1,346)
(Charged)/credited to consolidated income statement	(3,849)	4,968	1,119
At 31 August 2013	(15,952)	15,725	(227)
At 1 September 2013	(15,952)	15,725	(227)
(Charged)/credited to consolidated income statement	(4,550)	4,295	(255)
At 31 August 2014 (Unaudited)	(20,502)	20,020	(482)
At 1 September 2014 (Unaudited)	**(20,502)**	**20,020**	**(482)**
(Charged)/credited to consolidated income statement	**(5,120)**	**4,776**	**(344)**
At 31 December 2014	**(25,622)**	**24,796**	**(826)**

(ii) The Company

The components of deferred tax (liabilities)/assets recognised in the Company's balance sheet and the movement during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of the related depreciation HK$'000	Tax losses carried forward HK$'000	Total HK$'000
At 1 September 2012	(2,286)	1,054	(1,232)
(Charged)/credited to income statement	(720)	1,952	1,232
At 31 August 2013	(3,006)	3,006	–
At 1 September 2013	(3,006)	3,006	–
Credited/(charged) to income statement	836	(836)	–
At 31 August 2014 (Unaudited)	(2,170)	2,170	–
At 1 September 2014 (Unaudited)	**(2,170)**	**2,170**	**–**
Credited/(charged) to income statement	**334**	**(334)**	**–**
At 31 December 2014	**(1,836)**	**1,836**	**–**

NOTES TO THE FINANCIAL STATEMENTS

24 DEFERRED TAXATION (continued)

(a) Deferred tax assets and liabilities recognised (continued)

(iii) Reconciliation to the consolidated and Company's balance sheets

Net deferred tax liabilities recognised in the balance sheet

	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
The Group	**(826)**	(482)	(227)
The Company	**–**	–	–

(b) Deferred tax assets not recognised

As at 31 December 2014, the Group did not recognise deferred tax assets in respect of unused tax losses of HK$566,004,000 (31 August 2014: HK$404,330,000; 31 August 2013: HK$204,948,000) as it was not probable that future taxable profits against which the losses could be utilised would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

25 DERIVATIVE FINANCIAL INSTRUMENT

	The Group and the Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Interest rate swap, at fair value through profit or loss	**–**	1,340	5,181

As at 31 August 2014 and 31 August 2013, the Group had a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group would pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract was recognised initially at fair value and is re-measured at each balance sheet date. The 5-year interest rate swap contract was matured on 24 December 2014.

The interest rate swap was not qualified for hedge accounting under IAS/HKAS 39, *Financial instruments: Recognition and measurement*, and therefore changes in its fair value is recognised immediately in profit or loss.

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

98 99

26 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before taxation to net cash inflow generated from operations

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2014 HK$'000 (Unaudited)	Twelve months ended 31 August 2013 HK$'000
Loss before taxation	**(236,797)**	(73,798)	(162,999)	(41,969)
Depreciation of fixed assets	**37,773**	10,188	27,585	26,622
Depreciation capitalised as programme costs	**(3,403)**	(508)	(2,895)	(7,515)
Amortisation of programme cost	**26,626**	26,626	–	–
Bank interest income	**(23,017)**	(5,292)	(17,725)	(27,051)
Interest income from available-for-sale securities	**(120,353)**	(29,407)	(90,946)	(61,406)
Dividend income from available-for-sale securities	**(1,825)**	(336)	(1,489)	(895)
Gain on disposal of available-for-sale securities	**(4,946)**	(504)	(4,442)	(4,508)
Interest element of finance lease	**3**	–	3	9
Loss/(gain) on disposal of fixed assets	**208**	(3)	211	263
Valuation gains on investment properties	**(3,900)**	(2,100)	(1,800)	(43,400)
Amortisation of intangible assets	**40,067**	10,992	29,075	20,360
Change in fair value of derivative financial instrument	**(5,181)**	(1,340)	(3,841)	(4,482)
Other borrowing costs	**5,598**	1,343	4,255	4,653
Interest expenses on bank loans	**7,169**	1,952	5,217	2,530
Impairment losses/write off of assets	**32,000**	–	32,000	–
Exchange gain	**18,311**	9,327	8,984	(22,603)
Net cash outflow before working capital changes	**(231,667)**	(52,860)	(178,807)	(159,392)
(Decrease)/increase in long-term receivable and prepayment	**(152)**	(241)	89	151
Increase/(decrease) in accounts receivable, other receivables, deposits and prepayments, inventories	**82**	(11,899)	11,981	(9,886)
Increase in programme costs	**(83,439)**	(2,093)	(81,346)	(194,649)
Increase in accounts payable, other payables, accrued charges and deposits received	**24,110**	17,431	6,679	6,972
Net cash outflow from operations	**(291,066)**	(49,662)	(241,404)	(356,804)

NOTES TO THE FINANCIAL STATEMENTS 27 FINANCIAL INSTRUMENTS Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below. (a) Credit risk The Group’s credit risk is mainly arose from trade and other receivables, term deposits, cash at bank and available-for-sale debt securities. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and its financial condition. These receivables are due within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers. The Group’s exposure to credit risk arising from accounts receivables is influenced mainly by individual characteristics of each customer and further quantitative disclosures are set out in note 19. The credit risk on trade receivables is not considered significant given majority credit sales were attributable to reputable corporations. Available-for-sale debt securities, term and other bank deposits are invested or placed with counterparties and financial institutions with sound credit quality. To mitigate the risk of non-recovery of investments in available-for-sale debt securities and their related concentration risk, the Group maintains portfolio which comprises mainly of investment grade products, constituents of defined world indices and instruments issued by state owned or controlled enterprises. The Group closely monitors the credit quality and financial positions of counterparties and consider appropriate action if the market value of the securities decline by a pre-determined threshold. Investments in debt securities related to a number of counterparties with no history of default on interest payments to the Group. As at 31 December 2014, there was no significant concentration risk, as the portfolio of the Group’s available-for-sale debt securities was diversified and comprised of a number of counterparties and no individual counterparty accounted for more than 10% of the portfolio. All deposits were placed with financial institutions with credit rating of A – (S&P) or above. The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. At 31 December 2014, the Group does not provide any financial guarantees which expose the Group to credit risk. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

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27 FINANCIAL INSTRUMENTS (continued)

(b) Liquidity risk

The Group has a cash management policy, which includes investment of surplus cash and the raising of loans and other borrowings at acceptable costs to cover expected shortfall on cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient free cash, readily realisable marketable securities and credit facilities from major financial institutions to meet its liquidity requirements in the short and long term.

The Group determines that there is no significant liquidity risk in view of the adequate funds and unutilised banking facilities.

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company can be required to pay.

The Group

	Carrying Amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 year HK$'000
31 December 2014				
Bank loans	**802,165**	**802,640**	**802,640**	–
Accounts payable	**4,504**	**4,504**	**4,504**	–
Other payables and accrued charges	**73,876**	**73,876**	**73,876**	–
Deposits received	**1,905**	**1,905**	**1,905**	–
	882,450	**882,925**	**882,925**	–
31 August 2014 (Unaudited)				
Bank loans	862,941	863,459	863,459	–
Accounts payable	4,087	4,087	4,087	–
Other payables and accrued charges	59,921	59,921	59,921	–
Deposits received	1,905	1,905	1,905	–
Derivative financial instrument	1,340	1,341	1,341	–
	930,194	930,713	930,713	–

NOTES TO THE FINANCIAL STATEMENTS

27 FINANCIAL INSTRUMENTS (continued)

(b) Liquidity risk (continued)

The Group (continued)

	Carrying Amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 year HK$'000
31 August 2013				
Bank loans	531,883	532,203	532,203	–
Accounts payable	4,074	4,074	4,074	–
Other payables and accrued charges	38,600	38,600	38,600	–
Deposits received	1,905	1,905	1,905	–
Derivative financial instrument	5,181	5,600	4,115	1,485
Obligation under finance leases	160	166	95	71
	581,803	582,548	580,992	1,556

The Company

	Carrying Amount HK$'000	**Total contractual undiscounted cash flow HK$'000**	**Within 1 year or on demand HK$'000**	**More than 1 year but less than 2 year HK$'000**
31 December 2014				
Bank loans	**802,165**	**802,640**	**802,640**	**–**
Other payables and accrued charges	**22,138**	**22,138**	**22,138**	**–**
Amount due to subsidiaries	**834**	**834**	**834**	**–**
	825,137	**825,612**	**825,612**	**–**
31 August 2014 (Unaudited)				
Bank loans	862,941	863,459	863,459	–
Other payables and accrued charges	35,227	35,227	35,227	–
Amount due to subsidiaries	1,114	1,114	1,114	–
Derivative financial instrument	1,340	1,341	1,341	–
	900,622	901,141	901,141	–
31 August 2013				
Bank loans	531,883	532,203	532,203	–
Other payables and accrued charges	13,371	13,371	13,371	–
Amount due to subsidiaries	2,920	2,920	2,920	–
Derivative financial instrument	5,181	5,600	4,115	1,485
Obligation under finance leases	160	166	95	71
	553,515	554,260	552,704	1,556

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

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27 FINANCIAL INSTRUMENTS (continued)

(c) Interest rate risk

Interest rate risk arose principally from available-for-sale debt securities, term deposits, bank loans and interest rate swap. Financial instruments with fixed and variable interest rates expose the Group to fair value and cash flow interest rate risk respectively due to fluctuations of market interest rates. The Group actively manages available-for-sale debt securities, term deposits and bank loans by comparing investment yields and quotations from the market, with a view to select terms which are most favorable to the Group.

Interest-bearing financial instruments of the Group and the Company were as follows:

	The Group		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Fixed rate instruments			
Other financial assets: available-for-sale debt securities	**1,744,210**	1,850,826	1,922,890
Term deposits	**–**	573,043	342,657
Bank loans	**(802,165)**	(862,941)	(531,883)
Variable rate instruments			
Derivative financial instrument – interest rate swap	**–**	(1,340)	(5,181)
	942,045	1,559,588	1,728,483

	The Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Fixed rate instruments			
Other financial assets: available-for-sale debt securities	**1,744,210**	1,850,826	1,922,890
Term deposits	**–**	211,870	187,551
Bank loans	**(802,165)**	(862,941)	(531,883)
Variable rate instruments			
Derivative financial instrument – interest rate swap	**–**	(1,340)	(5,181)
	942,045	1,198,415	1,573,377

Fair value sensitivity analysis for fixed rate instruments

The Group and the Company account for the investment in debt securities as available-for-sale securities with any change in fair value recognised in other comprehensive income and accumulated in equity. With other variable held constant, a decrease or increase of 100 basis-points in interest rates at balance sheet date would have increased or decreased equity by HK$38,741,000 (31 August 2014: HK$41,032,000; 31 August 2013: HK$54,180,000).

The Group and the Company account for the term deposits and bank loans at amortised cost, therefore a change in interest rates at balance sheet date would not affect profit or loss and equity.

NOTES TO THE FINANCIAL STATEMENTS

27 FINANCIAL INSTRUMENTS (continued)

(c) Interest rate risk (continued)

Cash flow sensitivity analysis for variable rate instruments

The Group's cash flow interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount as at 31 August 2014 and 31 August 2013. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The 5-year interest rate swap contract was matured on 24 December 2014.

The Group has no variable rate instrument subject to cash flow interest rate risk as at 31 December 2014.

The Group's loss attributable to shareholders would decrease by approximately HK$1,750,000 (31 August 2013: decrease in loss attributable to shareholder of HK$1,750,000) in response to a 100 basis-points increase in market interest rates applicable as at 31 August 2014, with all other variables held constant.

(d) Foreign currency risk

The Group is exposed to currency risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi available-for-sale securities, term deposits and cash at bank. In order to limit this currency risk, the Group closely monitors Renminbi exposure to an acceptable difference by buying or selling Renminbi at spot rates where necessary.

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in HKD, translated using the spot rate at the balance sheet date.

	Exposure to foreign currencies (expressed in HKD)					
	31 December 2014		31 August 2014		31 August 2013	
	USD '000	RMB '000	USD '000 (Unaudited)	RMB '000 (Unaudited)	USD '000	RMB '000
The Group						
Term Deposit	–	–	310,761	262,282	177,441	165,216
Cash at bank and in hand	263,928	514,928	80,326	209,060	67,888	137,595
Other financial assets:						
– Available-for-sale debt securities	1,166,767	523,183	1,213,234	583,734	1,137,122	735,711
– Available-for-sale equity securities	11,063	–	12,025	–	11,000	–
Bank loans	(802,165)	–	(862,941)	–	(473,597)	–
	639,593	1,038,111	753,405	1,055,076	919,854	1,038,522
The Company						
Term Deposit	–	–	–	211,781	22,335	165,216
Cash at bank and in hand	262,666	301,336	78,753	209,024	3,505	98,846
Other financial assets:						
– Available-for-sale debt securities	1,166,767	523,183	1,213,234	583,734	1,137,122	735,711
– Available-for-sale equity securities	11,063	–	12,025	–	11,000	–
Bank loans	(802,165)	–	(862,941)	–	(473,597)	–
	638,331	824,519	441,071	1,004,539	700,365	999,773

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

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27 FINANCIAL INSTRUMENTS (continued)

(d) Foreign currency risk (continued)

Sensitivity analysis

The following table indicates the instantaneous change in the Group's and the Company's loss for the year and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Group and the Company has significant exposure at the balance sheet date. In this respect, it is assumed that the pegged rate between the HKD and the USD would be materially unaffected by any changes in movement in value of the USD against other currencies. Other components of consolidated equity would not be affected by the changes in the foreign exchange rates.

	The Group		
	Increase/ (decrease) in foreign exchange rate HK$'000	Decrease/ (increase) in loss for the year HK$'000	Increase/ (decrease) in other components of equity HK$'000
31 December 2014			
RMB	**1%**	**10,510**	**(129)**
	(1%)	**(10,510)**	**129**
31 August 2014 (Unaudited)			
RMB	1%	10,579	(29)
	(1%)	(10,579)	29
31 August 2013			
RMB	1%	10,534	(149)
	(1%)	(10,534)	149

	The Company		
	Increase/ (decrease) in foreign exchange rate HK$'000	Decrease/ (increase) in loss for the year HK$'000	Increase/ (decrease) in other components of equity HK$'000
31 December 2014			
RMB	**1%**	**8,374**	**(129)**
	(1%)	**(8,374)**	**129**
31 August 2014 (Unaudited)			
RMB	1%	10,074	(29)
	(1%)	(10,074)	29
31 August 2013			
RMB	1%	10,147	(149)
	(1%)	(10,147)	149

NOTES TO THE FINANCIAL STATEMENTS 27 FINANCIAL INSTRUMENTS (continued) (d) Foreign currency risk (continued) The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those assets or liabilities denominated in foreign currency held by the Group which expose the Group to foreign currency risk at the balance sheet date. The analysis is performed on the same basis as at 31 August 2014 and 31 August 2013. (e) Equity price risk The Group is exposed to equity price changes from available-for-sale equity securities. Available-for-sale equity securities portfolio have been chosen based on their long term growth potential and returns and are monitored regularly for performance against expectations. Assuming that the market value of the Group’s available-for-sale equity securities had increased/decreased by not more than 10% at 31 December 2014, with all other variables held constant, the impact on the total equity of the Group is not expected to be material. Any increase or decrease in the market value of the Group’s available-for-sale equity securities would not affect the Group’s loss for the year unless they are impaired or disposed. (f) Fair values (i) Financial assets and liabilities measured at fair value The following table presents the fair value of the Group’s financial instruments measured at the balance sheet date on a recurring basis, categorised into the three-level fair value hierarchy defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows: – Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date – Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market data are not available – Level 3 valuations: Fair values measured using significant unobservable inputs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

106107 27 FINANCIAL INSTRUMENTS (continued) (f) Fair values (continued) (i) Financial asset and liabilities measured carried at fair value (continued) 31 December 2014 The Group and the Company Level 1 Level 2 Level 3 Total HK$’000 HK$’000 HK$’000 HK$’000 Assets – Available-for-sale debt securities – 1,744,210 – 1,744,210 – Available-for-sale equity securities 29,090 11,063 – 40,153 31 August 2014 (Unaudited) The Group and the Company Level 1 Level 2 Level 3 Total HK$’000 HK$’000 HK$’000 HK$’000 Assets – Available-for-sale debt securities – 1,850,826 – 1,850,826 – Available-for-sale equity securities 27,697 12,025 – 39,722 Liabilities Derivative financial instrument: – Interest rate swap – (1,340) – (1,340) 31 August 2013 The Group and the Company Level 1 Level 2 Level 3 Total HK$’000 HK$’000 HK$’000 HK$’000 Assets – Available-for-sale debt securities – 1,922,890 – 1,922,890 – Available-for-sale equity securities 27,724 11,000 – 38,724 Liabilities Derivative financial instrument: – Interest rate swap – (5,181) – (5,181)

NOTES TO THE FINANCIAL STATEMENTS

27 FINANCIAL INSTRUMENTS (continued)

(f) Fair values (continued)

(i) Financial asset and liabilities measured carried at fair value (continued)

During the sixteen months ended 31 December 2014, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the balance sheet date in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the balance sheet date.

The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

(ii) Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group's other financial instruments carried at cost or amortised cost are not materially different from their fair value as at 31 December 2014, 31 August 2014 and 31 August 2013.

28 COMMITMENTS

(a) Capital commitments

	The Group			The Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000	**31 December 2014 HK$'000**	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Purchase of computer and office equipment						
Contracted but not provided for	**5,038**	42,716	3,465	**8**	–	8
Construction of Multimedia Production and Distribution Centre						
Authorized but not contracted for	**823,438**	831,921	845,603	**–**	–	–
Contracted but not provided for	**14,049**	13,911	7,168	**–**	–	–

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

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28 COMMITMENTS (continued)

(b) Commitments under operating leases

The Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group			The Company		
	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Land and building:						
Within 1 year	**3,585**	3,416	2,172	**240**	44	40
After 1 year but within 5 year	**2,391**	2,236	–	**–**	–	–
	5,976	5,652	2,172	**240**	44	40

(c) Production cost commitments

The Group entered into several long-term agreements with certain production-related talents and artistes for future production in the Group's Multimedia Business. Minimum amounts of production costs to be paid by the Group are analysed as follows:

	31 December 2014 HK$'000	31 August 2014 HK$'000 (Unaudited)	31 August 2013 HK$'000
Production costs which are payable:			
Within 1 year	**11,350**	35,552	81,472
After 1 year but within 5 years	**2,605**	3,804	31,146
	13,955	39,356	112,618

29 MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's Directors as disclosed in note 13(a) is as follows:

	Sixteen months ended 31 December 2014 HK$'000	Four months ended 31 December 2014 HK$'000 (Unaudited)	Twelve months ended 31 August	
			2014 HK$'000 (Unaudited)	2013 HK$'000
Short-term Talent benefits	**26,451**	**6,186**	20,265	20,607
Post-employment benefits	**2,387**	**596**	1,791	1,792
Equity compensation benefits	**–**	**–**	–	–
	28,838	**6,782**	22,056	22,399

NOTES TO THE FINANCIAL STATEMENTS 30 ACQUISITION OF A SUBSIDIARY On 20 December 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Company recorded intangible assets of HK$146,591,000, fixed assets of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition. 31 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE SIXTEEN MONTHS ENDED 31 DECEMBER 2014 Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards which are not yet effective for the sixteen months ended 31 December 2014 and which have not been adopted in the Group’s financial statements. These include the following which may be relevant to the Group. Effective for accounting periods beginning on or after Amendments to IFRS/HKFRS 10, Consolidated financial statements, IFRS/HKFRS 12, Disclosure of interests in other entities and IAS/HKAS 27, Separate financial statements – Investment in entities 1 January 2014 Amendments to IAS/HKAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities 1 January 2014 Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets 1 January 2014 Annual improvements to IFRSs/HKFRSs 2010-2012 cycle 1 July 2014 Annual improvements to IFRSs/HKFRSs 2011-2013 cycle 1 July 2014 Amendments to IAS/HKAS 16, Property, plant and equipment and IAS/HKAS 38, Intangible assets – Clarification of acceptable methods of depreciation and amortisation 1 January 2016 IFRS/HKFRS 15, Revenue from contract with customers 1 January 2017 IFRS/HKFRS 9, Financial instruments 1 January 2018 The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position. In addition, the requirements of Part 9, “Accounts and Audit”, of the new Hong Kong Companies Ordinance (Cap. 622) come into operation from the Company’s first financial year commencing after 3 March 2014 (i.e. the Company’s financial year which began on 1 January 2015) in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of the expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9. So far it has concluded that the impact is unlikely to be significant and will primarily only affect the presentation and disclosure of information in the consolidated financial statements. HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014

FIVE-YEAR FINANCIAL SUMMARY

110111

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the sixteen months ended 31 December 2014 and for the four years ended 31 August 2013:

	Sixteen months ended 31 December 2014 HK$'000	Twelve months ended 31 August 2013 HK$'000	Twelve months ended 31 August 2012 HK$'000	Twelve months ended 31 August 2011 HK$'000	Twelve months ended 31 August 2010 HK$'000
Results					
Turnover					
– Continuing operations	**23,027**	7,802	3,762	–	–
– Discontinued operations	**–**	–	1,433,775	1,681,458	1,574,687
	23,027	7,802	1,437,537	1,681,458	1,574,687
(Loss)/profit after taxation					
– Continuing operations	**(237,002)**	(40,310)	(73,820)	(32,110)	9,029
– Discontinued operations	**–**	–	251,606	346,025	207,837
	(237,002)	(40,310)	177,786	313,915	216,866
Gain on sale of discontinued operations	**–**	–	3,520,088	–	–
(Loss)/profit for the year					
– Continuing operations	**(237,002)**	(40,310)	(73,820)	(32,110)	9,029
– Discontinued operations	**–**	–	3,771,694	346,025	207,837
	(237,002)	(40,310)	3,697,874	313,915	216,866
Assets					
Goodwill	**–**	–	–	1,066	1,066
Fixed assets	**550,159**	531,277	477,141	1,642,701	1,431,813
Intangible assets	**391,198**	291,366	311,726	–	–
Long term receivable and prepayment	**285**	133	284	4,101	5,174
Deferred expenditure	**–**	–	–	44,635	35,612
Other financial assets	**1,784,363**	1,961,614	–	–	–
Current assets	**1,212,432**	1,048,657	2,748,205	571,959	777,884
Total assets	**3,938,437**	3,833,047	3,537,356	2,264,462	2,251,549
Liabilities					
Current liabilities	**882,450**	576,947	42,794	343,099	362,364
Non-current liabilities	**826**	5,478	11,169	123,982	200,646
Total liabilities	**883,276**	582,425	53,963	467,081	563,010
Net assets	**3,055,161**	3,250,622	3,483,393	1,797,381	1,688,539

CORPORATE INFORMATION FINANCIAL CALENDAR Financial year ended: 31 December 2014 Annual results announced on: 26 March 2015 Closure of register of members for Annual General Meeting: 18 to 20 May 2015 (both days inclusive) Annual General Meeting: 20 May 2015 LISTING Hong Kong Television Network Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “HKTV”. Executive Directors Mr. WONG Wai Kay, Ricky3,4 (Chairman) Mr. CHEUNG Chi Kin, Paul3,5 (Vice Chairman) Ms. TO Wai Bing3 (Chief Executive Officer) Ms. WONG Nga Lai, Alice3,5 (Chief Financial Officer) Independent Non-executive Directors Mr. LEE Hon Ying, John1,7,8 Mr. PEH Jefferson Tun Lu2,5,6,9 Mr. MAK Wing Sum, Alvin2,7,9 1 Chairman of Audit Committee 2 Members of Audit Committee 3 Members of Executive Committee 4 Chairman of Investment Committee 5 Members of Investment Committee 6 Chairman of Nomination Committee 7 Members of Nomination Committee 8 Chairman of Remuneration Committee 9 Members of Remuneration Committee Company Secretary Ms. WONG Nga Lai, Alice Authorised Representatives Mr. WONG Wai Kay, Ricky Mr. CHEUNG Chi Kin, Paul Registered Office 13th Floor Trans Asia Centre 18 Kin Hong Street Kwai Chung, New Territories Hong Kong Auditor KPMG Certified Public Accountants 8th Floor Prince’s Building 10 Chater Road Central, Hong Kong Share Registrar Computershare Hong Kong Investor Services Limited 46th Floor Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong American Depositary Bank The Bank of New York Mellon Corporation 101 Barclay Street, 22nd Floor New York, NY 10286 USA Principal Bankers Citibank, N.A. The Hongkong and Shanghai Banking Corporation Limited Website www.hktv.com.hk HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2014